As submitted confidentially to the Securities and Exchange Commission on August 31, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MOVANO INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	26-0579295
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Movano Inc.

6200 Stoneridge Mall Rd., Suite 300

Pleasanton, CA 94588

(415) 651-3172

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Leabman

Chief Executive Officer

Movano Inc.

6200 Stoneridge Mall Rd., Suite 300

Pleasanton, CA 94588

(415) 651-3172

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark R. Busch

K&L Gates LLP

300 South Tryon St., Suite 1000

Charlotte, North Carolina 28202

Telephone: (704) 331-7440

Fax: (704) 353-3694

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock
Underwriter Warrant(2)(3)
Shares of Common Stock Underlying Underwriter Warrant(4)(5)
Total Registration Fee

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of the shares that the underwriter has the option to purchase to cover over-allotments, if any.
(2)	No registration fee required pursuant to Rule 457(g) under the Securities Act of 1933, as amended.
(3)	Represents a warrant granted to the underwriter to purchase shares of common stock in an amount up to [●]% of the number of shares sold to the public in this offering. See “Underwriting” beginning on page 65 of the prospectus contained within this Registration Statement for information on underwriting arrangements relating to this offering.
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended.
(5)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional shares of common stock of the registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

FAST Act

While our financial statements and information for the six months ended June 30, 2020 are otherwise required by Regulation S-X at the time of the initial submission of this Registration Statement, we are an “emerging growth company” (as defined in Section 2(a) of the Securities Act of 1933, as amended) and reasonably believe that such financial statements and information will not be required to be included in this Registration Statement at the time of the contemplated offering. Accordingly, pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act and Item II(C) of the General Instructions of Form S-1, we are not including in this Registration Statement our financial statements and information for the six months ended June 30, 2020, because we expect to file our financial statements and information for the nine months ended September 30, 2020 in a subsequent amendment to this Registration Statement before it is declared effective by the SEC.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED [●], 2020

MOVANO INC.

Shares of Common Stock

This is the initial public offering of shares of our common stock. We are offering shares of our common stock. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “MOVE.” We expect that the public offering price will be between $ and $ per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)

We have also granted a warrant to the underwriter in connection with this offering and agreed to reimburse the underwriter for certain expenses incurred by it. See “Underwriting” beginning on page 65 for a description of the compensation payable by us to the underwriter.

The underwriter may also purchase up to an additional          shares from us at the initial public offering price, less the underwriting discount, within          days of the date of this prospectus, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of common stock to investors on or about            , 2020.

[●]

The date of this prospectus is           , 2020.

Unless otherwise stated or the context otherwise requires, the terms “Movano”, “we,” “us,” “our” and the “Company” refer to Movano Inc.

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering.  We have not, and the underwriter has not, authorized anyone to provide you with additional or different information.  If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

ii

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock.  You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page 5 and our financial statements and notes thereto that appear elsewhere in this prospectus.

Our Company

We are a health-focused technology company developing non-invasive solutions intended to enhance the quality of life for people affected by chronic health conditions.

Our proprietary platform uses Radio Frequency (“RF”) technology, which we believe will enable the creation of low-cost, small form-factor and scalable sensors, providing users the ability to measure and continuously monitor health data in a way that is painless, simple and smart.

Our first product currently in development is a wearable, non-invasive continuous glucose monitor (“CGM”) that is intended to allow users to manage their glucose levels with confidence and in a manner that best fits their lifestyle.

Risks Related to Our Business

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

●	We have a history of operating losses, and we may never achieve or maintain profitability.

●	If we fail to obtain and maintain necessary regulatory clearances or approvals for our glucose monitoring product, or if clearances or approvals for other future applications and indications are delayed or not issued, our commercial operations will be harmed.

●	Our efforts may never result in the successful development of commercial applications based on our technology.

●	Expected net proceeds from this offering are not expected to be sufficient for us to complete the development and commercialization of our proposed CGM product or the balance of our long-term business plan, and if we are unable to raise additional capital when needed, we may be required to curtail the development of our technology or materially curtail or reduce our operations.

●	Our limited operating history makes it difficult to evaluate our current business, predict our future results or forecast our financial performance and growth.

●	Competition in the glucose monitoring market is intense and we may be unable to successfully compete.

●	We will depend on third parties to design, manufacture and seek regulatory approval of our planned products. If any third party fails to successfully design, manufacture and gain regulatory approval of our planned products, our business will be materially harmed.

●	If we are unable to protect our intellectual property, our financial condition, results of operations and the value of our technology and products could be adversely affected.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, (i) being required to present only two years of audited financial statements and related financial disclosure, (ii) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, (iii) extended transition periods available under the JOBS Act for complying with new or revised accounting standards, (iv) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (v) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We are also a “smaller reporting company” and will remain a smaller reporting company while either (i) the market value of our stock held by non-affiliates was less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue was less than $100 million during our most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700 million as of the last business day of our most recently completed second fiscal quarter. If we are still considered a “smaller reporting company” at such time as we cease to be an “emerging growth company,” we will be subject to increased disclosure requirements. However, the disclosure requirements will still be less than they would be if we were not considered either an “emerging growth company” or a “smaller reporting company.” Specifically, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their Securities and Exchange Commission filings, including, among other things, being required to provide only two years of audited financial statements in annual reports.

Market and Industry Data

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products, including data regarding the estimated size of those markets and their projected growth rates, as well as market research, estimates and forecasts prepared by our management. Unless otherwise expressly stated, we obtained this industry, business, market and other data from publicly available information, reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed under the heading ‘Risk Factors” and elsewhere in this prospectus. We believe that these sources and estimates are reliable but have not independently verified them and cannot guarantee their accuracy or completeness. We caution you not to give undue weight to such projections, assumptions and estimates.

Corporate Information

We were incorporated in Delaware in January 2018 under the name Maestro Sensors Inc. On August 3, 2018, we changed our name to Movano Inc. Our principal executive offices are located at 6200 Stoneridge Mall Rd., Suite 300, Pleasanton, CA 94588, and our telephone number is (415) 651-3172. Our website address is www.movano.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

THE OFFERING

Common Stock Offered By Us	shares

Common Stock Outstanding After This Offering	shares (1)(2)

Over-allotment Option	We have granted the underwriter the option to purchase up to an additional shares from us at the public offering price, less the underwriting discount, within days of the date of this prospectus, to cover over-allotments, if any.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $[●] (or approximately $[●] if the underwriter exercises in full its over-allotment option), based on an assumed initial public offering price of $ , the mid-point of the range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to fund product development and for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Capital Market symbol	MOVE

(1)	The number of shares of our common stock to be outstanding after this offering is based on [●] shares of common stock outstanding as of September 30, 2020, gives effect to the conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $ , the mid-point of the range set forth on the cover page of this prospectus, and excludes the following:

●	[●] shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $[●] per share;

●	[●] shares of our common stock issuable upon the exercise of outstanding stock options issued pursuant to our Omnibus Incentive Plan at a weighted average exercise price of $[●] per share;

●	shares of our common stock reserved for future issuance under our Omnibus Incentive Plan; and

●	shares of our common stock issuable upon exercise of the underwriter warrant.

(2)	Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

●	the conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $ , the mid-point of the range set forth on the cover page of this prospectus;

●	the adoption of our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in connection with the consummation of this offering; and

●	no exercise of the underwriter’s over-allotment option.

SUMMARY SELECTED FINANCIAL DATA

The following tables set forth a summary of our historical financial data at, and for the period ended on, the dates indicated. We have derived the balance sheet data as of December 31, 2019 and 2018 and the statements of operations data for the year ended December 31, 2019 and the period from January 30, 2018 (Inception) to December 31, 2018 from our audited financial statements included in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2020 and 2019 from our unaudited interim financial statements included in this prospectus. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Statement of Operations Data

		Period from
		January 30, 2018
	Year Ended	(Inception) to	Nine Months Ended
	December 31,	December 31,	September 30
	2019	2018	2020	2019
	(in thousands, except share and per share data)
Operating expenses:
Research and development	$6,515	$2,889	$	$
General and administrative	1,997	607
Total operating expenses	8,512	3,496
Loss from operations	(8,512)	(3,496)
Other income, net	72	8
Net loss and comprehensive loss	(8,440)	(3,488)
Accretion and dividends on redeemable convertible preferred stock	(6,041)	(2,278)
Net loss attributable to common stockholders	$(14,481)	$(5,766)	$	$
Net loss per share attributable to common stockholders, basic and diluted (1)	$(9.18)	$-	$	$
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,577,714	-
Pro forma net loss per share, basic and diluted, attributable to common stockholders (unaudited)(2)
Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

(1)	See Notes 3 and 12 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders and pro forma net loss per share attributable to common stockholders.
(2)	Pro forma to reflect the conversion of all our outstanding shares of redeemable convertible preferred stock into an aggregate of [●] shares of our common stock which has been calculated as if the conversion of redeemable convertible preferred stock into common stock occurred as of January 1, 2019 or the date of issuance if such preferred stock was issued in 2019, in each case, immediately prior to the completion of this offering.

Balance Sheet Data

	December 31,		September 30,
	2019	2018	2020
	(in thousands)
Assets
Cash and cash equivalents	$4,291	$3,175	$
Prepaid expenses and other current assets	222	-
Property and equipment, net	51	49
Other assets	323	181
Total assets	$4,887	$3,405	$
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Accounts payable	$15	$7	$
Other liabilities	843	363
Warrant liability	32	21
Total liabilities	890	391
Redeemable convertible preferred stock	23,904	8,596
Common stock	-	-
Stockholders’ deficit	(19,907)	(5,582)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$4,887	$3,405	$

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk, including the risk of a loss of your entire investment. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before purchasing any common stock.

The risks set forth below are not the only ones facing our Company. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, or if additional risks and uncertainties that are not presently known to us or that we currently deem immaterial later materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of your investment could decline, and you could lose all or a substantial portion of the money that you pay for the common stock.

The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements and Other Information Contained in this Prospectus.”

Risks Related to Our Business

We are a recently-formed, start-up, development-stage technology company with no history of generating revenue, have a history of operating losses, and we may never achieve or maintain profitability.

We are a technology company that was formed in January 2018. We have a very limited operating history and have engaged in only limited research and development activities relating to our proposed technology. The likelihood of success of our business plan must be considered in light of the challenges, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate. Technology product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital-intensive business.

As of December 31, 2019, we had an accumulated deficit of approximately $19.9 million. Even assuming the sale of the common stock in this offering, without additional capital our existing cash and cash equivalents will be insufficient to fully fund our business plan. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we prepare for and begin to commercialize our first product. Our ability to achieve revenue-generating operations and, ultimately, achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, receive regulatory approval of our technology, potentially find strategic collaborators that can incorporate our technology into applications which can be successfully commercialized and achieve market acceptance. There can be no assurance that we will ever generate revenues or achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Our efforts may never demonstrate the feasibility of any product.

We have developed a working prototype of our proposed CGM product, but significant additional research and development activity will be required before we achieve a commercial product. Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging technologies, including unanticipated technical or other problems and the possible insufficiency of funds needed in order to complete development of these products and enable us to execute our business plan. Any such problems may result in delays and cause us to incur additional expenses that would increase our losses. If we cannot complete, or if we experience significant delays in, developing our technology and products and services based on such technology for use in potential commercial applications, particularly after incurring significant expenditures, our business may fail. To our knowledge, the technological concepts we are applying to develop commercial applications have not previously been successfully applied by anyone else.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially technology companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history typically faces. In particular, potential investors should consider that we cannot assure you that we will be able to:

●	successfully implement or execute our current business plan, or that our business plan is sound;

●	successfully develop the radio frequency (“RF”) based technology necessary to develop our planned CGM product having the functionality and characteristics we discuss herein;

●	successfully develop a prototype or a practical, efficient or economical commercial version of one or more products;

●	obtain any issued patents;

●	successfully develop proprietary technology and trade secrets and secure market exclusivity and/or adequate intellectual property protection for our products by way of patent protection or otherwise;

●	successfully protect any such proprietary technology and trade secrets from competitors and third parties claiming infringement or misappropriation;

●	attract and retain an experienced management and advisory team; and

●	raise sufficient funds in the capital markets to effectuate our business plan, including for the development and commercialization of our products.

If we cannot successfully execute any one of the foregoing, our business may not succeed and your investment will be adversely affected.

We face competition from other technology companies and our operating results will suffer if we fail to compete effectively.

The technology industry, generally, and the glucose monitoring market, in particular, are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities by industry participants. To compete successfully, we will need to demonstrate the advantages of our products and technologies over well-established alternative solutions, products and technologies, as well as newer ones, and convince consumers and enterprises of the advantages of our products and technologies. Traditional glucometers remain an inexpensive alternative to our proposed CGM product. With respect to our planned CGM product, we will face direct and indirect competition from a number of competitors who have developed or are developing products for continuous or periodic monitoring of glucose levels, and we anticipate that other companies will develop additional competitive products in the future. We have existing competitors and potential new competitors, many of which have or will have substantially greater name recognition, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and sales and marketing of approved products than we have. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Established competitors may invest heavily to quickly discover and develop novel technologies that could make obsolete or uneconomical the technology or the products that we plan to develop. Other small or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Any new product that we develop that competes with a competitor’s existing or future product may need to demonstrate compelling advantages in cost, convenience, quality and safety to be commercially successful. In addition, new products developed by others could emerge as competitors to our proposed product development candidates. If our technology under development or our future products are not competitive based on these or other factors, our business would be harmed, and our financial condition and operations will suffer. For additional information regarding our competition, see the “Business – Competition” section of this prospectus.

The outbreak of the novel strain of coronavirus, SARS-CoV-2, which causes COVID-19, has and could continue to adversely impact our business.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019 (“COVID-19”), surfaced in Wuhan, China. Since then, COVID-19 has spread to countries around the world and has been declared a pandemic by the World Health Organization. Beginning in February 2020, we undertook temporary precautionary measures to help minimize the risk of the virus to our employees, including by temporarily requiring most employees to work remotely, pausing all non-essential travel worldwide for our employees, and limiting employee attendance at industry events and in-person work-related meetings, to the extent those events and meetings are continuing. We also took certain actions to reduce our cash expenses and changed the way we worked with certain of our outside vendors in an effort to mitigate potential delays in our development programs caused by the effects the pandemic was having on the operations of such vendors. We may take additional measures, any of which could negatively affect our business. In addition, third-party actions taken to contain the spread and mitigate the public health effects of COVID-19 may negatively affect our business.

As a result of the COVID-19 outbreak, or similar pandemics, we have and may in the future experience disruptions that could severely impact our business, including:

●	interruption of attendance at industry events due to limitations on travel imposed or recommended by federal or state governments, employers and others;

●	absenteeism or loss of employees at the Company, or at our collaborator companies, due to health reasons or government restrictions or otherwise, that are needed to develop, validate and perform other necessary functions for our operations;

●	government responses, including orders that make it difficult for us to remain open for business, and other seen and unforeseen actions taken by government agencies;

●	equipment failures, loss of utilities and other disruptions that could impact our operations or render them inoperable; and

●	effects of a local or global recession or depression that could depress economic conditions for a prolonged period and limit access to capital by the Company.

These and other factors arising from the COVID-19 pandemic could worsen in the United States or locally at the location of our offices or the offices of our collaborator companies, each of which could further adversely impact our business generally and could have a material adverse impact on our operations and financial condition and results.

We may be unable to continue as a going concern if we do not successfully raise additional capital on favorable terms, or at all, or if we fail to generate sufficient revenue from operations.

Primarily as a result of our lack of revenue, history of losses to date and our lack of liquidity, there is substantial uncertainty as to our ability to continue as a going concern. As of December 31, 2019, we had total assets of approximately $4.9 million and total liabilities of approximately $0.9 million. We expect our operating costs to be substantial as we incur costs related to the development of our proposed technologies and products and that we will operate at a loss for the foreseeable future. We believe that the net proceeds from this offering, together with our current cash, will be sufficient to fund our operations for at least the next twelve months. However, the expected net proceeds from this offering are not expected to be sufficient for us to complete the development and commercialization of our proposed CGM product or the balance of our long-term business plan. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

We do not have any prospective arrangements or credit facilities as a source of future funds after this offering, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. If we are unable to raise additional capital or if we are unable to generate sufficient revenue from our operations, we may not stay in business. We may seek additional capital through a combination of private and public equity offerings, debt financings and strategic collaborations. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders could be significantly diluted and these newly-issued securities may have rights, preferences or privileges senior to those of holders of the common stock offered hereby. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, which could increase our expenses and require that our assets secure such debt. Moreover, any debt we incur must be repaid regardless of our operating results. However, we do not own any significant assets that we expect could serve as acceptable collateral for a bank or other commercial lender. The above circumstances may discourage some investors from purchasing our stock, lending us money or from providing alternative forms of financing. In addition, the current economic instability in the world’s equity and credit markets may materially adversely affect our ability to sell additional securities and/or borrow cash. There can be no assurance that we will be able to raise additional working capital on acceptable terms or at all.

If we are unable to raise additional capital when needed, we may be required to curtail the development of our technology or materially curtail or reduce our operations. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms would have a material adverse effect on our business, results of operation and financial condition, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

Even if we take these actions, they may be insufficient, particularly if our costs are higher than projected or unforeseen expenses arise. Additionally, if we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or products or to grant licenses on terms that may not be favorable to us. If we choose to expand more rapidly than we presently anticipate, we may also need to raise additional capital sooner than expected.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy. In addition, the loss of the services of our founder would adversely impact our business prospects.

Our ability to implement our business plan depends in large part upon our ability to attract and retain highly qualified managerial and engineering personnel. We will need to hire additional personnel as we further develop our products. Competition for skilled personnel in our market is intense and competition for experienced engineers may limit our ability to hire and retain highly qualified personnel on acceptable terms. Despite our efforts to retain valuable employees, members of our management and engineering teams may terminate their employment with us on short notice. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. In particular, we believe that the loss of the services of our founder, Michael Leabman, would have a material adverse effect on our business. Currently, we do not maintain key man insurance policies with respect to any of our executive officers or employees.

Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior engineering personnel. Other technology companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles and longer histories than we have. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can develop and commercialize products would be limited.

We are subject to risks associated with our utilization of consultants.

To improve productivity and accelerate our development efforts while we build out our own engineering team, we use experienced consultants to assist in selected business functions, including the development of our integrated circuits. We take steps to monitor and regulate the performance of these independent third parties. However, arrangements with third party service providers may make our operations vulnerable if these consultants fail to satisfy their obligations to us as a result of their performance, changes in their own operations, financial condition or other matters outside of our control. Effective management of our consultants is important to our business and strategy. The failure of our consultants to perform as anticipated could result in substantial costs, divert management’s attention from other strategic activities or create other operational or financial problems for us. Terminating or transitioning arrangements with key consultants could result in additional costs and a risk of operational delays, potential errors and possible control issues as a result of the termination or during the transition.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As we expand our activities, there will be additional demands on our financial, technical, operational and management resources. To manage our anticipated future growth, we must continue to implement and improve our financial, technical, operational and management systems and continue to recruit and train additional qualified personnel. Due to our limited financial resources and operating history, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

We received funds from the Paycheck Protection Program enacted by Congress under the Coronavirus Aid, Relief and Economic Security Act, which funds must be repaid if we do not meet the criteria for forgiveness established by the U.S. Small Business Administration.

On May 27, 2020, we obtained a loan in the amount of approximately $351,000 (“PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that was signed into law in March 2020. In accordance with the PPP, we are permitted to use the PPP Loan proceeds to fund designated expenses, including certain payroll costs, rent, utilities and other permitted expenses. The PPP Loan is evidenced by a promissory note (“PPP Note”), dated effective May 27, 2020. The PPP Loan is unsecured with a 2-year term, matures on May 27, 2022, and bears interest at a rate of 1.00% per annum, payable monthly commencing on November 27, 2020, following an initial deferral period as specified under the PPP. Under the terms of the PPP, the PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. In addition, up to the entire amount of principal and accrued interest may be forgiven to the extent the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act and applicable implementing guidance issued by the U.S. Small Business Administration (“SBA”) under the PPP (including that at least 60% of such loan funds are used for payroll). Although we currently believe our use of the PPP Loan proceeds will meet the conditions for forgiveness of the loan and expect the loan to be forgiven, we cannot assure you that the PPP Loan will be forgiven, or that we will not take actions that could cause the PPP Loan to be ineligible for forgiveness, in whole or in part.

Risks Related to Product Development, Manufacturing and Commercialization

We are highly dependent on the success of our proposed CGM product and cannot give any assurance that it will receive regulatory approval or clearance or be successfully commercialized.

We are highly dependent on the success of our initial CGM product under development. There is no guarantee that we will be successful in the development of this or any other future product. Our proposed CGM product will require substantial additional clinical development, extensive preclinical testing and clinical trials in order to receive regulatory clearance or approval. We cannot give any assurance that our proposed CGM product will receive regulatory clearance or approval or be successfully commercialized. Any failure to obtain regulatory clearance or approval of or to successfully commercialize the proposed CGM product would have a material adverse effect on our business.

We will depend on third parties to design, manufacture, market and distribute our products. If any third party fails to successfully design, manufacture, market or distribute any of our products, our business will be materially harmed.

We expect to depend on strategic partners such as third-party original equipment manufacturers (“OEMs”), value-added resellers (“VARs”) and other distributors to complete the design, manufacture, market and distribute our product under development or other future products. If these strategic partners fail to successfully complete the design, manufacture, market or distribute our product under development or other future products, our business will be materially harmed.

The products that we intend to develop are complex and will require the integration of a number of components that are themselves complex. In light of this complexity, we expect that we may determine not to complete the design of or manufacture these products ourselves and instead develop relationships with suitable third-party OEMs to complete these tasks. Similarly, we do not anticipate building a sales or marketing function and instead expect that our products under development will be marketed and sold through strategic partners such as OEMs, VARs or other distributors. We do not currently have a relationship with any OEM, VAR or other distributor, and may never be able to find any OEMs, VARs or other distributors that are willing to work with us on acceptable terms, or at all. We will have limited control over the efforts and resources that any third-party OEMs, VARs and other distributors would devote to designing, manufacturing, marketing or distributing our products under development. An OEM may not be able to successfully design and manufacture our products and such failure by an OEM could substantially harm the value of our business. Similarly, the OEMs, VARS or other distributors we engage with to market and sell our product under development may not be successful at marketing and selling such product. If we cannot find suitable strategic partners or our strategic partners do not perform as expected, our potential for revenue may be dramatically reduced and our business could be harmed.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including earthquakes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs. In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and such an event could disrupt our operations, damage our reputation and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay our development of our products.

Risks Related to Intellectual Property and Other Legal Matters

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our products. Patents and other proprietary rights provide uncertain protections, and we may be unable to protect our intellectual property. At the date of this prospectus, we have zero issued U.S. patents, 32 pending U.S. patent applications having a total of 689 claims, with an earliest priority date of August 16, 2018, and six pending Patent Cooperation Treaty (PCT) International patent applications having a total of 443 pending claims.

While we plan to file additional patent applications, we may never develop any invention that results in any issued patent. Even if we do obtain patents, we may be unsuccessful in defending our patents (and other proprietary rights) against third party challenges. Although we expect to attempt to obtain patent coverage for our technology where available and where we believe appropriate, there may be aspects of the technology for which patent coverage may never be sought or received. We may not possess the resources to or may not choose to pursue patent protection outside the United States or any or every country other than the United States where we may eventually decide to sell our future products. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection.

Any patent applications we have filed or may file in the future may never result in issued patents, or patents issued based upon such applications may issue only with limited coverage or may issue and be subsequently successfully challenged by others and held invalid or unenforceable. There may exist prior art that may prevent our patent applications from resulting in issued patents, and there may be other inventors who file patent applications on inventions that are the same or similar to ours or that otherwise may be found to anticipate our inventions before we file patent applications of our own on our inventions, which may result in the issue of patents on our inventions or similar or anticipatory inventions to those other inventors.

Even if patents do issue based on our current or any future applications, any issued patents may not provide us with any competitive advantages. Competitors may be able to design around our patents or develop products that provide outcomes comparable or superior to ours. Our patents may be held invalid or unenforceable as a result of legal challenges by third parties, and others may challenge the inventorship or ownership of our patents and pending patent applications. In addition, if we choose to and are able to secure protection in countries outside the United States, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. In the event a competitor infringes upon our patents or other intellectual property rights, enforcing those rights may be difficult, expensive and time consuming and we may elect not to enforce our patents or other intellectual property rights based on the facts and circumstances known to us at the time. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management’s attention. We do not now have and may not have in the future, even assuming the success of this offering, sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to our patent activities, we rely upon, among other things, unpatented proprietary technology, processes, trade secrets and know-how. Any involuntary disclosure to or misappropriation by third parties of our confidential or proprietary information could enable competitors to duplicate or surpass our technological achievements, potentially eroding our competitive position in our market. While we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. These agreements may be terminated or breached, and we may not have adequate remedies for any such termination or breach. Furthermore, these agreements may not be enforceable or provide meaningful protection for our trade secrets and know-how in the event of unauthorized use or disclosure. The disclosure of trade secrets or other proprietary information would impair our competitive position and may materially harm our business.

We may in the future be a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to develop our products.

Because our industry is characterized by competing intellectual property, we may be sued for violating the intellectual property rights of others. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. We have not conducted any significant search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering our product under development, parts of our product under development, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, our competitors or other third parties may assert that our products and the methods we plan to employ in the use of our products are covered by United States or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware, and which may result in issued patents that our product under development or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our future products or parts may infringe and of which we are unaware. As the number of competitors in our market increases, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate the terms of a license to which we are a party, we could be prevented from selling any infringing products of ours unless we could obtain a license or were able to redesign the product to avoid infringement. If we were unable to obtain a license or successfully redesign, we might be prevented from selling our product under development or other future products. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, or a settlement or ongoing royalties. In these circumstances, we may be unable to sell our products at competitive prices or at all, and our business could be harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties or claims asserting ownership of what we regard as our own intellectual property.

We do and may employ and contract with individuals who were previously employed by other technology companies. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we cannot guarantee that we have executed such agreements with all applicable parties. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

In addition, while it is our policy to require our employees, contractors and other third parties who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights under such agreements may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We could become subject to product liability claims, product recalls and warranty claims that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential liability risks that are inherent in the manufacturing, marketing and sale of products used by consumers. We may be held liable if our product under development or other future products cause injury or death or are found otherwise unsuitable during usage. Our future products to be developed are expected to incorporate sophisticated components and computer software. Complex software can contain errors, particularly when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. While we believe our technology will be safe, because our proposed CGM product is an RF-based technology that is being designed to be used in close proximity to users, users may allege or possibly prove defects, some of which could be alleged or proved to cause harm to users or others. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. We cannot guarantee that we will be able to obtain products liability insurance; if we do, however, the coverage limits of any insurance policies that we may choose to purchase to cover related risks may not be adequate to cover future claims, and the cost of insurance, if obtainable, could be prohibitive. If sales of our products increase or we suffer future product liability claims, we may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts. A product liability claim, any product recalls or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect our sales or require a change in the design or manufacturing process, any of which could harm our reputation and result in a decline in revenue, each of which would harm our business.

In addition, if a product we designed or manufactured is defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may be required to notify regulatory authorities and/or to recall the product. A required notification to a regulatory authority or recall could result in an investigation by regulatory authorities of our products, which could in turn result in required recalls, restrictions on the sale of the products or other penalties. The adverse publicity resulting from any of these actions could adversely affect the perception of customers and potential customers. These investigations or recalls, especially if accompanied by unfavorable publicity, could result in our incurring substantial costs, losing revenues and damaging our reputation, each of which would harm our business.

Risks Related to Regulation

We expect to need FDA clearance or approval for our planned CGM product, which may be difficult to achieve, and existing laws or regulations or future legislative or regulatory changes may affect our business.

Our proposed CGM product will be subject to current and future regulation by the Food and Drug Administration (“FDA”) and may be subject to regulation by other federal, state and local agencies. These agencies and regulations require manufacturers of medical devices to comply with applicable laws and regulations governing development, testing, manufacturing, labeling, marketing and distribution of medical devices. Devices are generally subject to varying levels of regulatory control, based on the risk level of the device. Governmental regulations specific to medical devices are wide-ranging and govern, among other things:

●	product design, development and manufacture;

●	laboratory, pre-clinical and clinical testing, labeling, packaging, storage and distribution;

●	premarketing clearance or approval;

●	record keeping;

●	product marketing, promotion and advertising, sales and distribution; and

●	post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals.

Before a new medical device or a new intended use for an existing product can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarketing approval (“PMA”) from FDA, unless an exemption applies. The typical duration to receive a 510(k) approval is approximately nine to twelve months from the date of the initial 510(k) submission and the typical duration to receive a PMA approval is approximately two years from the date of submission of the initial PMA application, although there is no guarantee that the timing will not be longer.

We expect our proposed CGM product would be classified as a Class II medical device that will require a 510(k) clearance prior to marketing. In some instances, the 510(k) pathway for product marketing may be used with only proof of substantial equivalence in technology for a given indication with a lawfully marketed device (a “predicate device”). In other instances, FDA may require additional clinical work to prove efficacy in addition to technological equivalence and basic safety. Whether clinical data is provided or not, FDA may decide to reject the substantial equivalence argument we present. If that happens, our device would be automatically designated as a Class III device and we would have to fulfill the more rigorous PMA requirements, or request a “de novo” reclassification of the device into Class I or II. Thus, although at this time we do not anticipate that we will be required to do so, it is possible that one or more of our planned products may require PMA approval de novo reclassification.

We may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Delays in obtaining clearance or approval could increase our costs and harm our revenues and growth.

In addition, we will be required to timely file various reports with FDA, including reports required by the medical device reporting regulations that require us to report to certain regulatory authorities if our devices may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed timely, regulators may impose sanctions and sales of our products may suffer, and we may be subject to regulatory enforcement actions, all of which could harm our business.

If we initiate a correction or removal for one of our devices to reduce a risk to health posed by the device, we would be required to submit a publicly available Correction and Removal report to FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by FDA as a device recall which could lead to increased scrutiny by FDA, other international regulatory agencies and our customers regarding the quality and safety of our devices. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

FDA and FTC also regulate the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by FDA or state agencies, which may include any of the following sanctions:

●	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

●	repair, replacement, refunds, recall or seizure of our products;

●	operating restrictions, partial suspension or total shutdown of production;

●	refusing our requests for 510(k) clearance or PMA of new products, new intended uses or modifications to existing products;

●	withdrawing 510(k) clearance or PMAs that have already been granted; and

●	criminal prosecution.

If any of these events were to occur, our business and financial condition would be harmed.

The cost of compliance with new laws or regulations governing our technology or future products could adversely affect our financial results. New laws or regulations may impose restrictions or obligations on us that could force us to redesign our technology under development or other future products, and may impose restrictions that are not possible or practicable to comply with, which could cause our business to fail. We cannot predict the impact on our business of any legislation or regulations related to our technology or future products that may be enacted or adopted in the future.

If any OEMs contracted to manufacture our proposed CGM product fail to comply with FDA’s Quality System Regulations or other regulatory bodies’ equivalent regulations, manufacturing operations could be delayed or shut down and the development of our proposed CGM product could suffer.

The manufacturing processes of third-party OEMs are required to comply with FDA’s Quality System Regulations and other regulatory bodies’ equivalent regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our planned wearable, non-invasive, CGM product. They may also be subject to similar state requirements and licenses and engage in extensive recordkeeping and reporting and make available their manufacturing facilities and records for periodic unannounced inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries. If any OEM fails such an inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our products, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, these OEMs may be engaged with other companies to supply and/or manufacture materials or products for such companies, which would expose our OEMs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may also affect the regulatory clearance of a third-party manufacturers’ facility. If FDA determines that any of the facilities that manufacture of our proposed CGM product is not in compliance with applicable requirements, we may need to find alternative manufacturing facilities, which would impede or delay our ability to develop, obtain regulatory clearance or approval for, or market our proposed CGM product, if developed and approved. Additionally, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our results of operations to suffer.

We expect our planned CGM product to be subject to certain Federal Communication Commission (“FCC”) regulations.

Our RF-based technology involves the transmission of RF energy, and as such, will be subject to regulation by the FCC, including the FCC’s equipment authorization regulations and its regulations governing human exposure to RF energy.  In particular, we expect the planned CGM product to be regulated under Part 18 of the FCC’s rules governing industrial, scientific, and medical (ISM) equipment, and to be classified as consumer ISM equipment under that rule part.  Based on the expected frequency and power of operation, we expect that the product will comply with the Part 18 technical specifications for these type of devices, which we will be required to verify under FCC equipment authorization procedures.  We also expect, based on the device’s frequency and power of operation, that the product will comply with the FCC’s requirements governing human exposure to RF energy.  There is the risk that the product, as we expect it to be developed, may not comply with these requirements, which could significantly affect our development costs and delay commercialization of the product.  There is also the risk that we will be unable to cost effectively develop and produce a CGM product using RF technology that complies with these FCC requirements.

Our planned CGM product may in the future be subject to product recalls that could harm our reputation.

Regulatory agencies have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of our planned CGM product would divert management’s attention, be expensive, harm our reputation with customers and harm our financial condition and results of operations. A recall announcement would also negatively affect the price of our securities.

Healthcare reform measures could hinder or prevent our planned CGM product’s commercial success.

There have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that could harm our future revenues and profitability and the future revenues and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the “Affordable Care Act”), was enacted in 2010. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which may impact existing government healthcare programs and result in the development of new programs. The Affordable Care Act imposed a 2.3 percent excise tax on sales of medical devices. The excise tax was suspended by statute twice before being repealed in December 2019. While this tax has been repealed, Congress could enact future legislation or further change the law related to the medical devise excise tax in a manner that could negatively impact our operating results. The financial impact such future taxes could have on our business is unclear.

Other significant measures contained in the Affordable Care Act include research on the comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. The Affordable Care Act also includes significant new fraud and abuse measures, including required disclosures of financial payments to and arrangements with physician customers, lower thresholds for violations and increasing potential penalties for such violations.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017 (the “Budget Resolution”), which authorized the implementation of legislation that would repeal portions of the Affordable Care Act. The Budget Resolution is not a law; however, it was widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Additionally, the 2020 federal spending package permanently eliminated the mandated “Cadillac” tax on high-cost employer-sponsored health coverage, effective January 2020 and the health insurance tax, effective January 2021. The potential impact of these efforts to repeal or defer and delay enforcement of PPACA on our business remains unclear.

It remains unclear whether changes will be made to the Affordable Care Act, or whether it will be repealed or materially modified. For example, the Tax Cuts and Jobs Act of 2017 repealed the tax penalty associated with the “individual mandate” portion of Affordable Care Act. The repeal of the penalty associated with this provision, which requires most Americans to carry a minimal level of health insurance, became effective in January 2019.  Following the repeal of the tax penalty, in December 2019 the U.S. Court of Appeals for the 5th Circuit in Texas v. U.S. upheld a lower court ruling that the individual mandate in PPACA is no longer constitutional, and the 5th Circuit court remanded the case back to the lower court for additional analysis on whether the remainder of the law must be struck down as unconstitutional.  In March 2020, the U.S. Supreme Court agreed to review the constitutionality of the individual mandate and the Affordable Care Act as a whole, granting certiorari in California v. Texas.  A decision in this case is expected in 2021.  Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. Because of the continued uncertainty about the implementation of the Affordable Care Act, including the outcome of California v. Texas and the potential for further legal challenges or repeal of the law, we cannot quantify or predict with any certainty the likely impact of the Affordable Care Act or its repeal on our business, prospects, financial condition or results of operations.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may harm our ability to set a price that we believe is fair for our products, our ability to generate revenues and achieve or maintain profitability and the availability of capital.

If we fail to comply with healthcare regulations with respect to our planned CGM product, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that will affect how we operate include:

●	the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

●	the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	the federal Physician Payment Sunshine Act, created under the Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

●	the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payer, including commercial insurers.

The Affordable Care Act, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal and similar foreign healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could harm our ability to operate our business and our results of operations.

Risks Related to this Offering, Owning Our Securities and Our Financial Results

As an investor, you may lose all of your investment.

Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

Our quarterly and annual results may fluctuate significantly, may not fully reflect the underlying performance of our business and may result in decreases in the price of our securities.

Our financial condition and operating results may fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, some of which are beyond our control. Our operating results will be affected by numerous factors such as:

●	variations in the level of expenses related to our proposed products;

●	status of our product development efforts;

●	execution of collaborative, licensing or other arrangements, and the timing of payments received or made under those arrangements;

●	intellectual property prosecution and any infringement lawsuits to which we may become a party;

●	regulatory developments affecting our products or those of our competitors;

●	our ability to obtain and maintain FCC clearance and/or FDA approval for our products, which have not yet been approved for marketing;

●	our ability to commercialize our products;

●	market acceptance of our products;

●	the timing and success of new products and feature introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

●	the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations;

●	general economic, industry and market conditions;

●	the hiring, training and retention of key employees, including our ability to develop a sales team;

●	litigation or other claims against us;

●	our ability to obtain additional financing;

●	business interruptions caused by events such as pandemics and natural disasters; and

●	advances and trends in new technologies and industry standards.

Any or all of these factors could adversely affect our cash position requiring us to raise additional capital, which may be on unfavorable terms and result in substantial dilution.

The estimates of potential market size for our planned CGM product included in this prospectus may prove to be inaccurate, and even if the markets in which we compete are such estimated size, our business may not be able to establish a sufficient market share, if any at all.

Estimates of market size are subject to significant uncertainty and are based on assumptions that may not prove to be accurate. The forecasts in this prospectus relating to, among other things, the expected market for our planned CGM product are based on a number of third-party estimates and assumptions, including, without limitation, level of penetration of CGM in the diabetes treatment market, the level of payer and patient acceptance of CGM technology, the number of people who have diabetes, the number of people with diabetes actively treating with insulin, the number of people at risk of developing diabetes, and current and projected prevalence of diabetes among different populations. While we believe the assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct, and the conditions supporting our assumptions or estimates may change over time. As a result, our estimates may prove to be inaccurate.

Even if demand matches our expectations as described in this prospectus, we may not be able to capitalize by obtaining a sufficient market share, if any at all. Our growth is subject to many factors, including whether there exist markets for our planned products, the rate of market acceptance of our planned products versus the products of our competitors and our success in implementing our business strategies, each of which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act, and will be required to maintain disclosure controls and procedures. Our disclosure controls and procedures will be designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

As a public company, we will also be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls. Such internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have identified four material weaknesses in our internal control over financial reporting. The material weaknesses relate to (i) lack of proper segregation of duties across significant accounting cycles, (ii) lack of effective information technology security policies and control over access to key systems, (iii) lack of precision in the design of internal control over financial reporting, and (iv) lack of transaction support and documentation to support certain transactions. Although we are making efforts to remediate these issues, these efforts may not be sufficient to avoid similar material weaknesses in the future. Designing and implementing internal controls over financial reporting will be time consuming, costly and complicated as we are a small organization with limited management resources.

If the material weaknesses in our internal controls are not fully remediated or if additional material weaknesses are identified, those material weaknesses could cause us to fail to meet our future reporting obligations, reduce the market’s confidence in our financial statements, harm our stock price and subject us to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. In addition, our common stock may not be able to remain listed on Nasdaq or any other securities exchange.

For as long as we are an “emerging growth company,” as defined in the JOBS Act, or a non-accelerated filer, as defined in Rule 12b-2 under the Exchange Act, our auditors will not be required to attest as to our internal control over financial reporting. If we continue to identify material weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner, are unable to assert that our internal control over financial reporting is effective or, once required, our independent registered public accounting firm is unable to attest that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decrease. We could also become subject to stockholder or other third-party litigation as well as investigations by the securities exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions or other remedies.

Any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The issuance of additional stock in connection with financings, acquisitions, our equity incentive plan, upon exercise of outstanding warrants or otherwise will dilute our existing stockholders.

If we issue additional equity securities, our existing stockholders’ percentage ownership will be reduced and these stockholders may experience substantial dilution. We may also issue equity securities that provide for rights, preferences and privileges senior to those of our common stock. Subject to compliance with applicable rules and regulations, we may issue our shares of common stock in connection with a financing, acquisition, our equity incentive plan, upon exercise of outstanding warrants or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Prior to the completion of our initial public offering, there will have been no public trading market for our common stock. An active public trading market for our common stock may not develop and our securities may trade below the public offering price.

The offering under this prospectus is an initial public offering of our common stock.  Prior to the closing of the offering, there will have been no public market for our common stock. An active public trading market for our common stock may not develop after the completion of the offering.  If an active trading market for our common stock does not develop after this offering, the market price and liquidity of our common stock may be materially and adversely affected. The public offering price for our common stock has been determined by negotiation among us and the underwriter based upon several factors, and the price at which our common stock trades after this offering may decline below the public offering price. Investors in our common stock may experience a significant decrease in the value of their shares of common stock regardless of our operating performance or prospects.

Even if an active trading market for our common stock develops after the offering, the market price of our common stock may be significantly volatile.

Even if an active market for our common stock develops (and we cannot assure you that this will occur), the market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in financial or operational estimates or projections;

●	conditions in markets generally;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the United States or elsewhere.

In particular, the market prices of technology companies like ours have been highly volatile due to factors, including, but not limited to:

●	any delay or failure to commercialize products acceptable to the market;

●	developments or disputes concerning our product’s intellectual property rights;

●	our or our competitors’ technological innovations;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents; and

●	failure to complete significant transactions or collaborate with vendors in manufacturing our product.

Any of these factors may result in large and sudden changes in the volume and trading price of our common stock. The stock market, generally, has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of shares of our common stock.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock.

We have applied to list our common stock on the Nasdaq Capital Market. Subject to Nasdaq’s approval, upon the closing of this offering, our common stock will be listed on Nasdaq Capital Market. If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Our Certificate of Incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Third Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering (the “Certificate of Incorporation”), specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving claims brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Certificate of Incorporation described above.

We believe these provisions benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes and in the application of the Securities Act by federal judges, as applicable, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We have not paid dividends in the past and have no immediate plans to pay dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to further develop our technology and potential products and to cover operating costs.  We do not plan to pay any cash dividends with respect to our securities in the foreseeable future.  We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend.  Therefore, you should not expect to receive cash dividends on the common stock we are offering.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of this offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, and our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and related rate of growth.  We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.  Circumstances may give rise to a change in the use of proceeds.  You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds.  As a result, you and other stockholders may not agree with our decisions. Our failure to apply the net proceeds from this offering effectively could result in financial losses that could have a material adverse impact on our business, cause the price of our common stock to decline and delay the development of our technology and potential products.  See “Use of Proceeds” for additional information.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will experience substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price of $       per share, if you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $        per share as of September 30, 2020, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering. See the section of this prospectus captioned “Dilution” for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

Concentration of ownership among our existing executive officers, directors and significant stockholders may prevent new investors from influencing significant corporate decisions.

All decisions with respect to the management of the Company will be made by our board of directors and our executive officers, who, before this offering, beneficially own approximately [●]% of our common stock (including shares directly owned by Maestro Venture Partners LLC that may be deemed to be beneficially owned by certain directors and any securities of which such directors and officers have the right to acquire beneficial ownership within 60 days pursuant to options, warrants, conversion privileges or similar rights). After the issuance of our common stock in this offering, management will beneficially own at least approximately [●]% of our common stock if all shares of common stock offered by this prospectus are sold. In addition, before this offering, Leabman Holdings LLC beneficially owns approximately [●]% of our common stock (including shares of which such stockholder has the right to acquire beneficial ownership within 60 days pursuant to conversion privileges), and after this offering will beneficially own approximately [●]% of our common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our Certificate of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other stockholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant stockholders.

We are an “emerging growth company” under the JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, (i) being required to present only two years of audited financial statements and related financial disclosure, (ii) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (iii) extended transition periods for complying with new or revised accounting standards, (iv) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (v) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have taken, and in the future may take, advantage of these exemptions until such time that we are no longer an “emerging growth company.  We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.  If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our annual revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30.

We will incur significant increased costs as a result of becoming a public company that reports to the SEC and our management will be required to devote substantial time to meet compliance obligations.

As a public company listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  We will be subject to reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq that impose significant requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.  In addition, the Dodd-Frank Wall Street Reform and Protection Act includes significant corporate governance and executive compensation-related provisions that will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources.  Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives.  In addition, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our common stock and trading volume could decline.

 The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, the price of our common stock would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or trading volume to decline.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Upon the closing of this offering, provisions of our Certificate of Incorporation and bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests.  The provisions in our Certificate of Incorporation and bylaws:

●	authorize our board of directors to issue preferred stock without stockholder approval and to designate the rights, preferences and privileges of each class; if issued, such preferred stock would increase the number of outstanding shares of our common stock and could include terms that may deter an acquisition of us;

●	classifies our board of directors into three classes, with members of each class serving staggered three-year terms;

●	limit who may call stockholder meetings;

●	do not provide for cumulative voting rights;

●	provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	provide that stockholders must comply with advance notice procedures with respect to stockholder proposals and the nomination of candidates for director;

●	provide that stockholders may only amend our Certificate of Incorporation and Bylaws upon a supermajority vote of stockholders; and

●	provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal claims.

In addition, once we become a publicly traded corporation, section 203 of the Delaware General Corporation Law may limit our ability to engage in any business combination with a person who beneficially owns 15% or more of our outstanding voting stock unless certain conditions are satisfied.  This restriction lasts for a period of three years following the share acquisition.  These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices.  This potential inability to obtain a control premium could reduce the price of our common stock. See “Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION
CONTAINED IN THIS PROSPECTUS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements.  Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus.  These statements may be found principally under the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

●	our limited operating history and our ability to achieve profitability;

●	our ability to demonstrate the feasibility of and develop products and their underlying technologies;

●	the impact of competitive or alternative products, technologies and pricing;

●	the impact of the COVID-19 on our business and local and global economic conditions;

●	our ability to continue as a going concern and our need for and ability to obtain additional capital in the future;

●	our ability to attract and retain highly qualified personnel, including the retention of our founder;

●	our dependence on consultants to assist in the development of our technologies;

●	our ability to manage the growth of our Company and to realize the benefits from any acquisitions or strategic alliances we may enter in the future;

●	our dependence on the successful commercialization of our proposed CGM product;

●	our dependence on third parties to design, manufacture, market and distribute our proposed products;

●	the adequacy of protections afforded to us by the patents that we own and the success we may have in, and the cost to us of, maintaining, enforcing and defending those patents;

●	our ability to obtain, expand and maintain patent protection in the future, and to protect our non-patented intellectual property;

●	the impact of any claims of intellectual property infringement, trade secret misappropriation, product liability, product recalls or other claims;

●	our need to secure required FCC, FDA and other regulatory approvals from governmental authorities in United States;

●	the impact of healthcare regulations and reform measures;

●	the accuracy of our estimates of market size for our planned CGM product;

●	our ability to implement and maintain effective control over financial reporting and disclosure controls and procedures;

●	our success at managing the risks involved in the foregoing items; and

●	other factors discussed in the “Risk Factors” section of this prospectus.

These statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents referenced in this prospectus and filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

BUSINESS

Overview

Movano Inc., a Delaware corporation, is a health-focused technology company developing non-invasive solutions intended to enhance the quality of life for people affected by chronic health conditions.

The Company’s proprietary platform uses Radio Frequency (“RF”) technology, which we believe will enable the creation of low-cost, small form-factor and scalable sensors, providing users the ability to measure and continuously monitor health data in a way that’s painless, simple and smart.

Our first product currently in development is a wearable, non-invasive continuous glucose monitor (“CGM”) that is intended to allow users to manage their glucose levels with confidence and in a manner that best fits their lifestyle. While we expect that the CGM will be our flagship product and it is currently the only product in development, our technology platform could also enable the measurement and continuous monitoring of a variety of health data over time, including continuous, non-invasive blood pressure monitoring.

Problem

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused by the body's inability to produce or effectively utilize the hormone insulin, which prevents the body from adequately regulating blood glucose levels. If a person’s glucose levels are not managed properly, it can lead to serious health conditions and complications, including heart disease, limb amputations, loss of kidney function, blindness, seizures, coma and even death. According to the 2019 International Diabetes Federation Atlas, an estimated 463 million people worldwide had diabetes as of the date of the report. The number of people with diabetes (“PWDs”) worldwide is estimated to grow to 700 million by 2045, driven primarily by growth in type 2 diabetes and due to various reasons, including a change in dietary trends, an aging population and increased prevalence of the disease in younger people.

In order to maintain blood glucose levels within the normal range, many PWDs seek to actively monitor their blood glucose levels. The traditional method of self-monitoring of blood glucose requires lancing the fingertips, commonly referred to as finger sticks, multiple times per day to obtain a blood drop to be applied to a test strip inside a blood glucose meter. This method of monitoring glucose levels is inconvenient and can be painful. Additionally, because each measurement represents a single blood glucose value at a single point in time, it provides limited information regarding trends in blood glucose levels.

In contrast, CGMs are generally less painful and typically involve the insertion of a microneedle sensor into the body to measure glucose levels in the interstitial fluid throughout the day and night, providing real-time data that shows trends in glucose measurements. As a result, CGMs improve glycemic control and quality of life, particularly in patients with type 1 diabetes treated with continuous subcutaneous insulin infusion or multiple daily insulin injection therapy, and support avoidance of hypoglycemia.

However, most of today’s CGMs are still invasive, inconvenient and expensive. Many require inserting a needle into the body – and after 10-14 days, the sensor and needle must be replaced. This process can be uncomfortable, increases susceptibility to infections, and is expensive to manage. As a result, the vast majority of PWDs, as well as people with prediabetes, do not use a CGM. Moreover, the broader health-conscious population lacks the ability to easily monitor blood glucose levels, which can serve as a proxy for metabolic health and risk for chronic diseases. Notwithstanding the above, demand for CGMs, in general, continues to increase, with approximately three million worldwide users and industry sales estimated at more than $4.0 billion in 2019, according to published Wall Street analyst estimates.

Solution

We are developing a wearable, non-invasive CGM with the goal of accurately measuring blood glucose directly from the blood vessel, allowing for timely and repeatable measurements. We intend to measure blood glucose from the blood vessel by utilizing mmWave RF to probe the wrist and ankle to identify various RF properties, which include, but are not limited to RF connectivity, permittivity and reflectivity. As these properties change, we can measure the changes in glucose concentrations in the blood vessels and arteries. We intend to provide the user real-time data, including trending lines and time-in-range information, through our proprietary cloud-based network app, and enable data sharing with healthcare providers, caregivers and family to optimize care and reinforce positive behaviors and behavioral change. By providing real-time knowledge about glucose levels, we believe our wearable will be a valuable preventative care tool that will help users make smarter health decisions, ultimately increasing a person’s ability to self-manage diabetes and reducing the frequency of doctor and hospital visits.

Image: A non-functional rendering of what Movano’s wearable CGM product currently in development may ultimately look like

Proprietary Technology

We are using patent-pending RF technology that leverages ultra-wideband multi-antenna RF with advanced signal processing and interference cancellation, machine learning and the cloud to develop our planned CGM product. Our RF technology is deeply rooted in military and telecom applications, and key members of our engineering team worked with the pioneers of this technology.

We intend to leverage the potential of this technology to design miniature, dynamic integrated circuits (“ICs”) and proprietary algorithms that, if small and low-powered enough, may be embeddable into a variety of devices including a wearable, standalone phone case, ring or skin patch. These devices could communicate on a minute-by-minute basis, using Blue Tooth Low Energy (“BLE”) to a smartphone or a mobile device. Our intention is to design the system to be capable of connecting to Movano’s cloud service, which is currently in development. Combined with our cloud analytics, we expect the technology will allow medical professionals, family members, caregivers and individuals to understand glucose trends and make educated decisions about health, care and treatment based on that data. The goal of our development efforts is to combine machine learning with different statistical signal processing algorithms, which we believe will enable us to take advantage of multiple strains of continuous, real time Movano sensor data to generate advanced analytics like predictive alerts, risk profiles and more.

We believe that the main advantage of our technology under development, as compared to certain existing technologies like cameras and infrared (“IR”) sensors, will be the ability to achieve fine RF mapping in a cost-effective and small form factor. As it relates to CGM applications, we believe that our competitive edge will be that our technology can be deployed on a non-invasive basis, packaged in a wearable, and priced more affordably for users and payers compared to existing CGM devices.

Our Planned CGM Product

Our first planned product is currently in the development stage. For initial testing, we are developing an iPhone-sized prototype that uses four proprietary ICs. In its current state, this prototype allows us to collect data, which we are using to generate glucose estimates. The accuracy of the technology will be refined as our algorithms are improved and as we test larger cross sections of people in our external studies. We are currently in the process of shrinking the iPhone-sized prototype to fit into a wearable similar to the one that is depicted in the image above.

We have conducted preliminary tests thus far, and plan to expand our internal testing throughout the second half of 2020 to diversify the data we are collecting, enabling us to better optimize our system. Our preliminary testing has taken place over a 3-4 month time period in which we have collected several hundreds of hours of data on three internal test subjects. Data collections with our prototype are compared to fingerstick data every 5 minutes over the course of an hour. We expect to do several hundred more hours of testing with refined hardware and algorithms on multiple internal test subjects before we begin external testing. In September 2019 we obtained approval from an Institutional Review Board (“IRB”) to do our first external tests as well. In this study we plan to conduct tests on 10-20 external test subjects, as that IRB agreed that our prototype met the criteria for a Non-Significant Risk Device and thus an investigational device exemption submission to FDA was not required.

In late 2020 or in 2021, we plan to transition to using our small, form factor wearable for further external tests and trials. We plan to commence our first external test in late 2020. The IRB-approved clinical study is expected to be conducted on 10-20 people and will compare the glucose measurements from Movano’s device directly to data from finger sticks. We will then seek IRB-approval for an additional clinical study, where we expect to begin a 10-20 person trial with an independent lab using a YSI glucose analyzer, which will be used to compare data from Movano’s system with that of the recognized standards for the diagnostic measurement of blood glucose. As a precursor and dry run to the trials we will conduct for FDA 510(k) clearance process, we expect to test 15-20 subjects during our pivotal prep study. We hope to begin this pivotal prep study in the first half of 2021. If that study is successful, our plans are to conduct pivotal clinical trials with approximately 100 subjects in the second half of 2021. Ideally, the data from the larger study will be submitted to FDA in support of 510(k) clearance application.

Our current primary development goal is to integrate our four proprietary ICs into a single module and shrink the size of our technology so that it is embeddable into a wearable. We also expect our algorithms to evolve over the next year as we optimize for accuracy and movement. We have not developed or launched a first commercial product and do not have a history of revenue or earnings or of product development or manufacturing. As described further below under “Regulation” and “Strategy”, before we are able to commercialize our planned CGM product, we will need to obtain FDA clearance or approval for the product and determine our commercialization strategy.

Image: Our 2” x 2” CGM prototype board using Movano’s 4 custom ICs

Blood Pressure Monitoring

While testing Movano’s CGM prototypes, our engineering team recognized the potential for the Company’s RF technology to continuously sample pulse pressure waveforms non-invasively. This opens up the possibility of using Movano’s technology to create a wearable that measures and manages a person’s blood pressure continuously and non-invasively. Importantly, we believe our technology has the capability to combine our noninvasive CGM and noninvasive blood pressure monitoring systems into one wearable solution.

Blood pressure is the pressure on the walls of arteries caused by the heart pumping blood through the circulatory system. When the force against blood vessel walls becomes too high, the heart works harder, which can cause damage to blood vessels, ultimately leading to a condition called hypertension, or high blood pressure.

According to the American Heart Association, high blood pressure affects nearly one third of the adult population worldwide. Called “the silent killer,” many people don’t know they have high blood pressure until it is too late because there are typically no symptoms, but hypertension can lead to life-threatening conditions like heart attacks, strokes, kidney damage, amongst other problems. While there is no cure, using prescription medications, making dietary changes, increasing activity levels and maintaining awareness of blood pressure can significantly reduce the risks associated with hypertension.

Because hypertension usually has no symptoms, the only way to detect hypertension is through a blood pressure test. The test traditionally requires a healthcare provider to place an inflated cuff with a pressure gauge around your upper arm to squeeze the blood vessels. When the cuff is fully inflated, no blood flow occurs through the artery. As the cuff is deflated below the systolic pressure, the reducing pressure exerted on the artery allows blood to flow through it and sets up a detectable vibration in the arterial wall. When the cuff pressure falls below the patient's diastolic pressure, blood flows smoothly through the artery in the usual pulses, without any vibration being set up in the wall.

In recent years, blood pressure monitoring devices have become available for personal, in-home use, so people can gain an understanding of their blood pressure in between their regular doctor visits. While there are medical device and consumer electronic companies selling blood pressure monitors today, they still have limitations and tend to be cumbersome. Some provide blood pressure estimates, rather than exact readings. Often times, blood pressure cuffs require a very specific fit based on arm size and can be very sensitive to placement on the arm, movement and body position. If not used properly, errors in measuring blood pressure can occur. Most blood pressure cuffs are not continuous, which require the user to remember to take readings at the same general time of day to avoid inconsistencies when looking at trends over time.

If Movano can successfully measure blood pressure continuously and non-invasively, Movano’s technology could potentially help a person understand in real-time how food intake, activity levels, stress and more can directly impact their heart health. With the ability to get instant feedback, people should be able to better monitor their blood pressure fluctuations and be more engaged in making better decisions for their health.

Additional Technology Use Cases

While Movano’s wearable CGM is the Company’s top priority and currently the only product in development, we believe our proprietary technology platform may also be used to develop other intelligent, reliable and user-friendly solutions for use cases beyond measuring and managing blood glucose.

We believe our proprietary RF-powered platform will enable us to build low-cost, small form-factor, non-invasive, and scalable 3D sensors that are designed to image the environment around them. This could allow us to build applications that can track movements, distinguish between inanimate and animate objects, identify gestures to allow fine touchless control, among other things, over time.

Because the technology has these capabilities, there may come a time in the future where we explore developing technologies in various verticals, including, but not limited to the following:

Health: Beyond glucose and blood pressure, our technology has shown promise in its ability to measure the body’s pulse pressure wave, and hence derive meaningful statistics that can be indicators of cardiovascular disease, ventricular failure and more. Our long-term goal is to create a single sensor wearable with the ability to measure these statistics continuously and in real-time.

In Home Monitoring: Our 3D RF sensors may be able to track movement, distinguish people from other moving objects, understand where people are in space, and then take appropriate contextual action. This could enable the creation of an intelligent home system without the invasiveness of cameras. It would be able to do things like identify the behaviors and habits that make-up someone’s daily routine, and when those routines have been broken and/or a potential health or security risk is detected, send alerts to in-home users, their families, caregivers and first responders. This is especially useful for the longevity economy, helping people age more independently at home.

Gaming: Our sensors can support the ability to detect and identify gestures, and if embedded into wearables or handheld devices, a Movano sensor could, with the appropriate system support, provide touch-free control of audiovisual, lighting, temperature or other systems either within a small distance of the wearable or handheld device, or at a longer distance by gesturing with the wearable or handheld device.

Image: Movano’s 8” x 11” in home monitoring transmitter prototype

Intellectual Property

We are committed to developing and protecting our intellectual property and, where appropriate, filing patent applications to protect our technology. We rely on a combination of patent, copyright, trademark and trade secret laws and other agreements with employees and third parties to establish and protect our proprietary intellectual property rights. We require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our proprietary information.

At the date of this prospectus, we have zero issued U.S. patents, 32 pending U.S. patent applications having a total of 689 claims, with an earliest priority date of August 16, 2018, and 6 pending Patent Cooperation Treaty (“PCT”) International patent applications having a total of 443 pending claims. The PCT International patent applications preserve the opportunity to pursue patent rights in a majority of the world’s countries, including most of the major industrialized countries. We plan to file additional provisional and utility patent applications to protect some of the intellectual property on which our sensor system is expected to be based, including a 3D sensor IC architecture using RF beamforming or machine-learning. Our pending patent claims and future patentable focus areas are directed at the following areas related to our technology:

●	Machine learning for glucose measurement

●	Advanced IC architecture for radar

●	Skin antenna designs

●	A variety of calibration and alignment techniques

●	Signal processing and filtering for glucose measurement

While we have not registered any of the copyrights in our software code, our software code, once written, would be protected by applicable U.S. copyright law.

Regulation

FDA Regulation

Our planned CGM product must be approved or cleared by FDA before it is marketed in the U.S. Before and after approval or clearance in the U.S., our planned CGM Product will be subject to extensive regulation by FDA under the Food, Drug and Cosmetic Act (the “FD&C Act”) and/or the Public Health Service Act, as well as by other regulatory bodies. FDA regulations govern, among other things, the development, testing, manufacturing, labeling, safety, storage, record-keeping, market clearance or approval, advertising and promotion, import and export, marketing and sales, and distribution of medical devices and pharmaceutical products.

FDA Approval or Clearance of Medical Devices

In the U.S., medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the extent of controls FDA determines are necessary to reasonably ensure their safety and efficacy:

●	Class I: general controls, such as labeling, establishment registration, device listing, and, for some devices, adherence to quality system regulations;

●	Class II: the general controls plus certain special controls, FDA clearance via a premarket notification, or 510(k) submission, specific controls such as performance standards, patient registries and post-market surveillance and additional controls such as labeling and adherence to quality system regulations; and

●	Class III: general and special controls and approval of a premarket approval (“PMA”) application.

We expect our planned CGM product to be classified as a Class II medical device and thus require FDA clearance prior to marketing by means of a 510(k) clearance rather than a PMA application.

To request marketing authorization by means of a 510(k) clearance, we must submit a notification demonstrating that the proposed device is substantially equivalent to another legally marketed medical device, a “predicate device,” has the same intended use, and is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness than a legally marketed device. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information and the results of performance testing. In this case, the 510(k) submission will likely also include data from human clinical studies demonstrating performance and other parameters. Marketing may commence only when FDA issues a clearance letter finding substantial equivalence. The typical duration to receive a 510(k) approval is approximately six to twelve months from the date of the initial 510(k) submission, although there is no guarantee that the timing will not be longer.

In some instances, the 510(k) pathway for product marketing may be used with only proof of substantial equivalence in technology for a given indication with a predicate device. In other instances, FDA may require additional clinical work to prove efficacy in addition to technological equivalence and basic safety. Whether clinical data is provided or not, FDA may decide to reject the substantial equivalence argument we present. If that happens, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which may determine that the new device is of low to moderate risk and that it can be appropriately be regulated as a Class I or II device. If a de novo request is granted, the device may be legally marketed and a new classification is established. If the device is classified as Class II, the device may serve as a predicate for future 510(k) submissions. If the device is not reclassified through de novo review, then it must go through the standard PMA process for Class III devices.

After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, a PMA. If FDA determines that the product does not qualify for 510(k) clearance, then a company must submit, and FDA must approve, a PMA before marketing can begin.

A PMA application must provide a demonstration of safety and effectiveness, which generally requires extensive pre-clinical and clinical trial data. Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA. As part of the PMA review, FDA will inspect the manufacturer’s facilities for compliance with quality system regulation requirements, which govern testing, control, documentation and other aspects of quality assurance with respect to manufacturing, testing, and storage of medical devices. If FDA determines the application or manufacturing facilities are not acceptable, FDA may outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. During the review period, an FDA advisory committee, typically a panel of clinicians and statisticians, is likely to be convened to review the application and recommend to FDA whether, or upon what conditions, the device should be approved. FDA is not bound by the advisory panel decision. While FDA often follows the panel’s recommendation, there have been instances in which FDA has not. FDA must find the information to be satisfactory in order to approve the PMA. The PMA approval can include post-approval conditions, including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies after approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. The typical duration to receive PMA approval is approximately two years from the date of submission of the initial PMA application, although there is no guarantee that the timing will not be longer.

Clinical Trials of Medical Devices

One or more clinical trials are generally required to support a PMA application and are sometimes necessary to support a 510(k) submission. Clinical studies of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an investigational device exemption application to FDA prior to initiation of the clinical study. If an institutional review board determines that device study does present a significant risk, an investigational device exemption submission to FDA is not required. An investigational device exemption application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device on humans and that the testing protocol is scientifically sound. Except for studies involving certain banned devices, the investigational device exemption will automatically become effective 30 days after receipt by FDA unless FDA notifies the company that the investigation may not begin. Clinical studies of investigational devices may not begin until an institutional review board has approved the study.

During the study, the sponsor must comply with FDA’s investigational device exemption requirements. These requirements include investigator selection, trial monitoring, adverse event reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with reporting and record keeping requirements. The sponsor, FDA, or the institutional review board at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, FDA typically inspects the records relating to the conduct of one or more investigational sites participating in the study supporting the application.

Post-Approval Regulation of Medical Devices

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

●	FDA quality systems regulation, which governs, among other things, how manufacturers design, test, manufacture, exercise quality control over, and document manufacturing of their products;

●	labeling and claims regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

●	the Medical Device Reporting regulation, which requires reporting to FDA of certain adverse experiences associated with use of the product.

Good Manufacturing Practices Requirements

Manufacturers of medical devices are required to comply with the good manufacturing practices set forth in the quality system regulation promulgated under Section 520 of the FD&C Act. Current good manufacturing practices regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facility for an approved product must be registered with FDA and meet current good manufacturing practices requirements to the satisfaction of FDA pursuant to a pre-PMA approval inspection before the facility can be used. Manufacturers, including third party contract manufacturers, are also subject to periodic inspections by FDA and other authorities to assess compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to FDA and could result in the imposition of marketing restrictions through labeling changes or in product withdrawal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following the approval.

Federal Communication Commission (“FCC”) Regulations

Our RF-based technology involves the transmission of RF energy, and as such, will be subject to regulation by the FCC, including the FCC’s equipment authorization regulations and its regulations governing human exposure to RF energy. In particular, we expect the planned CGM product to be regulated under Part 18 of the FCC’s rules governing industrial, scientific, and medical (ISM) equipment, and to be classified as consumer ISM equipment under that rule part. Based on the expected frequency and power of operation, we expect that the product will comply with the Part 18 technical specifications for these type of devices, which we will be required to verify under FCC equipment authorization procedures. We also expect, based on the device’s frequency and power of operation, that the product will comply with the FCC’s requirements governing human exposure to RF energy.

Strategy

We are a recently-formed development-stage start-up company without a history of operations or revenue, and therefore intend to explore alternative business strategies, including:

●	selling directly to consumers and enterprise customers through retail channels and through our website or other distribution channels;

●	partnering with original equipment manufacturers (“OEMs”), and value-added resellers (“VARs”); and

●	partnering with industry partners to incorporate our technology into new and existing devices.

Selling our products directly to consumers would not depend on locating a suitable OEM or VAR, but would require us to complete the development and manufacture of our planned CGM product and commercialize the product on our own without the assistance a suitable OEM or VAR could provide. We may use distributors to help distribute our product to consumers, and the costs of working with such distributors, including without limitation the compensation to such distributors and the administrative and other costs of working with such distributors, would reduce our profit margin.

We expect that partnering with OEMs and VARs may accelerate product acceptance into our target market and allow us to take advantage of the sales and marketing and distribution infrastructure of those OEMs or VARs. In particular, we believe that a maker of ICs or a manufacturer of wearables would be an ideal strategic partner for the Company.

One of the challenges of IC development is ensuring the ability to source quality ICs with enough volume and competitive pricing. In order to strengthen our supply chain and prepare for the future, we formed a strategic partnership with a leading specialty foundry, for manufacturing and supplying our ICs. Pursuant to this strategic partnership, our partner agreed to accept $500,000 of convertible notes from us in partial payment for IC services.

Competition

The technology industry, generally, and the glucose monitoring market, in particular, are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities by industry participants. To compete successfully, we will need to demonstrate the advantages of our products and technologies over well-established alternative solutions, products and technologies, as well as newer ones, and convince consumers and enterprises of the advantages of our products and technologies.

With respect to our planned CGM product, we will face direct and indirect competition from a number of competitors who have developed or are developing products for continuous monitoring of glucose levels. These competitors include DexCom, Inc., Abbott Laboratories, Medtronic plc, Roche Diagnostics, LifeScan, Inc., Ascensia Diabetes Care Holdings AG, Senseonics Holdings, Inc., Integrity Applications, Inc., Nemaura Medical, Biolinq Inc., and Profusa, Inc. Our planned CGM product will also compete with traditional glucometers which remain an inexpensive alternative. Many of the companies we will compete with enjoy significantly greater name recognition, and have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and sales and marketing of approved products than we have.

Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Other small or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. There are also a number of academic and other institutions involved in various phases of technology development regarding blood glucose monitoring devices.

We believe the ability to deploy our technology on a non-invasive basis, packaged in a wearable that is painless, simple, smart and competitively priced, will provide us with a competitive advantage. We cannot however assure you that we will be able to compete successfully.

Employees

As of September 30, 2020, we had [●] employees, all of whom are employed on a full-time basis. None of our employees are covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

Properties

Our principal office is located at 6200 Stoneridge Mall Rd., Suite 300 Pleasanton, California. We currently lease approximately 900 square feet of office and light industrial/research space under a lease that will expire in September 2020. The rent is approximately $4,500 per month, subject to moderate annual increases.

We also rent office space in Dublin, California under a one-year lease agreement. The term of the lease commenced in October 2019 and will expire in September 2020. The rent is approximately $4,800 per month.

Legal Proceedings

We are not a party to any pending legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Summary Financial Data” and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a health-focused technology company developing non-invasive solutions intended to enhance the quality of life for people affected by chronic health conditions.

Our proprietary platform uses Radio Frequency (“RF”) technology, which we believe will enable the creation of low-cost, small form-factor and scalable sensors, providing users the ability to measure and continuously monitor health data in a way that’s painless, simple and smart.

Our first product currently in development is a wearable, non-invasive continuous glucose monitor (“CGM”) that is intended to allow users to manage their glucose levels with confidence and in a manner that best fits their lifestyle.

Plan of Operations

Our technology is in the development phase. We intend to maximize the value and probability of the commercialization of our technology by focusing on research, testing, optimizing, conducting pilot studies and partnering for more extensive, later stages of clinical development, as well as seeking extensive patent protection and intellectual property development.

Since we are a development stage company, the majority of our business activities to date and our planned future activities will be devoted to further research and development. We plan to use the majority of the net proceeds from this offering to fund these research and development efforts (see “Use of Proceeds”).

A fundamental part of our corporate development strategy is to establish one or more strategic partnerships that would allow us to more fully exploit the potential of our technology, although other than the partnership with a leading specialty foundry discussed above under “Business - Strategy” no definitive agreement in that regard has been entered into as of the date of this prospectus.

Our research and development expenses primarily include wages, fees and equipment for the development of our technology and our proposed products. Additionally, we incur certain costs associated with the protection of our products and inventions through a combination of patents, licenses, applications and disclosures.

Going Concern

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from operations since inception and does not expect to do so in the foreseeable future. The Company has experienced operating losses and negative operating cash flows since inception and expects to continue to do so for at least the next few years. The Company has financed its working capital requirements during this period through the sale of its equity securities including convertible notes. At December 31, 2019, we had cash and cash equivalents totaling $4.3 million available to fund the Company’s ongoing business activities.

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are being issued. The Company’s independent registered public accounting firm, in its report on the Company’s financial statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from January 30, 2018 (Inception) to December 31, 2018, has included an explanatory paragraph related to going concern uncertainty in its audit opinion.

The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital to fund its business activities, including its research and development program. The consummation of the initial public offering described in this prospectus will provide the Company with additional financial resources to fund its operations, but there can be no assurances that the Company will be successful in this regard. Furthermore, there can be no assurances that the Company will be able to obtain additional financing on acceptable terms and in the amounts necessary to fully fund its future operating requirements. If the Company is unable to obtain sufficient cash resources to fund its operations, the Company may be forced to reduce or discontinue its operations entirely. The Company’s financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Because the Company is currently engaged in research at a relatively early stage, it will take a significant amount of time and resources to develop any product or intellectual property capable of generating sustainable revenues. Accordingly, the Company’s business is unlikely to generate any sustainable operating revenues in the next several years and may never do so. In addition, to the extent that the Company is able to generate operating revenues, there can be no assurances that the Company will be able to achieve positive earnings and operating cash flows.

Operating Expenses

We generally recognize operating expenses as they are incurred in two general categories, general and administrative expenses and research and development expenses. Our operating expenses also include non-cash components related to depreciation of property and equipment and stock-based compensation, which are allocated, as appropriate, to general and administrative expenses and research and development expenses.

General and administrative expenses consist of salaries and related expenses for executive, legal, finance, human resources, information technology and administrative personnel, as well as professional fees, insurance costs, and other general corporate expenses. Management expects general and administrative expenses to increase in future periods as the Company adds personnel and incurs additional expenses to support the expansion of its research and development activities and its operation as a public company, including higher legal, accounting, insurance, compliance, compensation and other administrative expenses.

Research and development expenses consist primarily of compensation expenses, fees paid to consultants, outside service providers, facility expenses, and development and clinical trial expenses. We charge research and development expenses to operations as they are incurred. Management expects research and development expenses to increase in the future as the Company increases its efforts to develop technology for potential future products based on its technology and research.

Results of Operations

Year Ended December 31, 2019 and Period from January 30, 2018 (Inception) to December 31, 2018

Our statements of operations for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018 as discussed herein are presented below.

		Period from
		January 30, 2018
	Year Ended	(Inception) to
	December 31,	December 31,
	2019	2018	Change
	(in thousands, except share and per share data)
Operating expenses:
Research and development	$6,515	$2,889	$3,626
General and administrative	1,997	607	1,390
Total operating expenses	8,512	3,496	5,016
Loss from operations	(8,512)	(3,496)	(5,016)
Other income, net	72	8	64
Net loss and comprehensive loss	(8,440)	(3,488)	(4,952)
Accretion and dividends on redeemable convertible preferred stock	(6,041)	(2,278)	(3,763)
Net loss attributable to common stockholders	$(14,481)	$(5,766)	$(8,715)
Net loss per share attributable to common stockholders, basic and diluted	$(9.18)	$-
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,577,714	-

Research and Development

Research and development expenses totaled $6.5 million and $2.9 million for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, respectively. This increase of $3.6 million was due primarily to the growth in employee headcount of the Company and its activities. Research and development expenses for the year ended December 31, 2019 included expenses related to employee compensation of $1.7 million, research and laboratory expenses of $0.9 million, rent of $0.1 million, other professional fees of $3.6 million, and other expenses of $0.2 million.

Research and development expenses for the period from January 30, 2018 (Inception) to December 31, 2018 included expenses related to employee compensation of $1.0 million, research and laboratory expenses of $0.6 million, and other professional fees of $1.3 million.

General and Administrative

General and administrative expenses totaled $2.0 million and $0.6 million for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, respectively. This increase of $1.4 million was due primarily to the growth in employee headcount of the Company and its activities. General and administrative expenses for the year ended December 31, 2019 included expenses related to employee and board of director compensation of $0.9 million, professional and consulting fees of $0.9 million, and other expenses of $0.2 million.

General and administrative expenses for the period from January 30, 2018 (inception) to December 31, 2018 consisted of expenses related to employee compensation of $0.2 million, professional and consulting fees of $0.2 million, and other expenses of $0.2 million.

Loss from Operations

Loss from operations was $8.5 million for the year ended December 31, 2019, as compared to $3.5 million for the period from January 30, 2018 (Inception) to December 31, 2018.

Net Loss

As a result of the foregoing, net loss was $8.4 million for the year ended December 31, 2019, as compared to $3.5 million for the period from January 30, 2018 (Inception) to December 31, 2018.

Nine Months Ended September 30, 2020 and 2019

Our unaudited condensed statements of operations for the nine months ended September 30, 2020 and 2019 as discussed herein are presented below.

Nine Months Ended September 30
	2020	2019
(in thousands, except share and per share data)
Operating expenses:
Research and development	$	$
General and administrative
Total operating expenses
Loss from operations
Other income, net
Net loss and comprehensive loss
Accretion and dividends on redeemable convertible preferred stock
Net loss attributable to common stockholders	$	$
Net loss per share attributable to common stockholders, basic and diluted	$	$
Shares used in computing net loss per share attributable to common stockholders, basic and diluted

Research and Development

Research and development expenses totaled $[●] and $[●] for the nine months ended September 30, 2020 and 2019, respectively. This increase of $[●] was due primarily to the growth of the Company and its activities. Research and development expenses for the nine months ended September 30, 2020 included expenses related to employee compensation of $[●], depreciation and amortization of  $[●], stock-based compensation of $[●], research and laboratory expenses of  $[●], rent of  $[●], other professional fees of  $[●], and other expenses of  $[●].

Research and development expenses for the nine months ended September 30, 2019 included expenses related to employee compensation of $[●], depreciation and amortization of  $[●], stock-based compensation of  $[●], research and laboratory expenses of  $[●], rent of  $[●], other professional fees of  $[●], and other expenses of  $[●].

General and Administrative

General and administrative expenses totaled $[●] and $[●] for the nine months ended September 30, 2020 and 2019, respectively. This increase of $[●] was due primarily to the growth of the Company and its activities. General and administrative expenses for the nine months ended September 30, 2020 included expenses related to employee and board of director compensation of $[●], professional and consulting fees of  $[●], rent of  $[●], depreciation and amortization of  $[●], stock-based compensation of  $[●], and other expenses of  $[●].

General and administrative expenses for the nine months ended September 30, 2019 consisted of expenses related to employee and board of director compensation of $[●], professional and consulting fees of  $[●], rent of  $[●], depreciation and amortization of  $[●], stock-based compensation of  $[●], and other expenses of  $[●].

Loss from Operations

Loss from operations was $[●] for the nine months ended September 30, 2020, as compared to $[●] for the nine months ended September 30, 2019.

Net Loss

As a result of the foregoing, net loss was $[●] for the nine months ended September 30, 2020, as compared to $[●] for the nine months ended September 30, 2019.

Liquidity and Capital Resources

The Company’s financial statements are presented on a basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have not generated any revenues from operations since inception, and do not expect to do so in the foreseeable future. We have experienced operating losses and negative operating cash flows since inception and expect to continue to do so. We have financed our working capital requirements during this period through the sale of equity securities and convertible notes.

On May 27, 2020, we obtained a loan in the amount of approximately $351,000 (“PPP Loan”) pursuant to the PPP under the CARES Act. In accordance with the PPP, we are permitted to use the PPP Loan proceeds to fund designated expenses, including certain payroll costs, rent, utilities and other permitted expenses. The PPP Loan is evidenced by the PPP Note, is unsecured with a 2-year term, matures on May 27, 2022, and bears interest at a rate of 1.00% per annum, payable monthly commencing on November 27, 2020, following an initial deferral period. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. In addition, up to the entire amount of principal and accrued interest may be forgiven to the extent the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act and applicable implementing guidance issued by the SBA (including that at least 60% of such loan funds are used for payroll). Although we currently believe our use of the PPP Loan proceeds will meet the conditions for forgiveness of the loan and expect the loan to be forgiven, we cannot assure you that the PPP Loan will be forgiven, or that we will not take actions that could cause the PPP Loan to be ineligible for forgiveness, in whole or in part.

At September 30, 2020 and December 31, 2019, we had cash and cash equivalents of $[●] and $4.3 million, respectively, available to fund our ongoing business activities. Additional information concerning our financial condition and results of operations is provided in the financial statements presented in this prospectus.

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are being issued. The Company’s independent registered public accounting firm, in its report on the Company’s financial statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from January 30, 2018 (Inception) to December 31, 2018, has included an explanatory paragraph related to going concern uncertainty in its audit opinion (see “Going Concern” above).

This offering is expected to generate net proceeds of $[●]. We intend to use such proceeds as described in the section of this prospectus titled “Use of Proceeds”.

We believe that the net proceeds from this offering combined with its existing cash resources, will be sufficient to fund our projected operating requirements for at least 12 months subsequent to the closing of this offering. However, the expected net proceeds from this offering are not expected to be sufficient enable us to complete the development and commercialization of our continuous glucose product. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we:

●	advance the engineering design and development of our glucose monitoring and other potential products;

●	prepare applications required for marketing approval of our proposed glucose monitoring product in the United States;

●	develop our plans for manufacturing, distributing and marketing our proposed glucose monitoring products and other potential products;

●	add operational, financial and management information systems and personnel, including personnel to support our product development, planned commercialization efforts and our operation as a public company.

Until we can generate a sufficient amount of revenue from our planned products, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or applications or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

Operating Activities

During the nine months ended September 30, 2020, the Company used cash of $[●] in operating activities, as compared to $[●] in operating activities during the nine months ended September 30, 2019. The difference between cash used in operating activities and net loss consisted primarily of depreciation, stock-based compensation, and changes in operating assets and liabilities.

During the year ended December 31, 2019, the Company used cash of $8.2 million in operating activities, which was primarily attributable to our net loss of $8.4 million. The difference between cash used in operating activities and net loss consisted primarily of depreciation, stock-based compensation, and changes in operating assets and liabilities.

During the period from January 30, 2018 (Inception) to January 30, 2018, the Company used cash of $3.3 million in operating activities which was primarily attributable to our net loss of $3.5 million. The difference between cash used in operating activities and net loss consisted primarily of depreciation, stock-based compensation, and changes in operating assets and liabilities.

Investing Activities

During the nine months ended September 30, 2020, the Company used cash of $[●] in investing activities, consisting of $[●] for the purchase of office and laboratory equipment.

During the nine months ended September 30, 2019, the Company used cash of $[●] for the purchase of office and laboratory equipment.

During the year ended December 31, 2019, the Company used cash of $13,000 in investing activities, consisting of $13,000 for the purchase of office and laboratory equipment.

During the period from January 30, 2018 (Inception) to December 31, 2018, the Company used cash of $52,000, consisting of $52,000 for the purchase of office and laboratory equipment.

Financing Activities

During the nine months ended September 30, 2020 the Company paid deferred offering costs of $[●]. During the nine months ended September 30, 2019, the Company had $[●] of financing activities.

During the year ended December 31, 2019, the Company was provided cash of $9.4 million from financing activities, consisting of $9.4 million from the issuance of the Series B redeemable convertible preferred stock.

During the period from January 30, 2018 (Inception) to December 31, 2018, the Company was provided cash of $6.5 million, primarily consisting of $6.5 million from the issuance of the Series A redeemable convertible preferred stock.

Contractual Obligations and Commitments

Our contractual obligations and commitments pertain to our facilities lease agreements. The future minimum lease agreements for the calendar year 2020 are $83,700.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in the Note 3 to our financial statements appearing elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Redeemable convertible preferred stock

The Company records all shares of redeemable convertible preferred stock at their respective issuance price less issuance costs on the dates of issuance. Under certain circumstances the Company will be required to redeem the Series A and Series B redeemable convertible preferred stock unless an Initial Public Offering (“IPO”) has been consummated prior to April 1, 2021, or an extension or waiver is obtained upon approval of a majority of the holders of such preferred stock. As the preferred stock becomes redeemable due to the passage of time and the Company believes the likelihood of an event requiring conversion prior April 1, 2021 is remote, the Company considers the preferred stock to be redeemable as of April 1, 2021. The Company records the accretion of the Series A and B preferred stock balances to their respective redemption amounts using the effective interest method. The redeemable convertible preferred stock is presented outside of stockholders’ deficit on the balance sheets.

Common Stock Warrants

During the normal course of business, from time to time, we issue warrants to purchase common stock as part of a debt or equity financing or to vendors as consideration to perform services. We assess each warrant to determine if it meets the characteristics of a liability or a derivative, and if the warrant does meet the characteristics of a liability or a derivative, we classify the warrant as a liability measured at fair value. The derivative liabilities are remeasured at each period end, on a recurring basis, to the estimated fair value with the changes in fair value reflected as current period income or loss until the warrant is exercised, extinguished, or expires. If the warrant does not meet the characteristics of a liability or a derivative, we classify the warrant as equity, and record the warrant at its fair value on the date of issuance. The fair value of our warrants are estimated using the Black-Scholes option pricing model.

Stock-Based Compensation

The Company measures equity classified stock-based awards granted to employees, directors, and nonemployees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term, the volatility of the Company’s common stock, and an assumed risk-free interest rate. As a result, if we revise our assumptions and estimates, our stock-based compensation expense could change. These assumptions include:

Dividend Rate—The expected dividend rate was assumed to be zero, as we have not previously paid dividends on common stock and have no current plans to do so.

Expected Volatility—The expected volatility was derived from the historical stock volatilities of several public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate—The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Term—The expected term represents the period that our stock options are expected to be outstanding. The expected term of option grants that are considered to be “plain vanilla” are determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants not considered to be “plain vanilla,” we determined the expected term to be the contractual life of the options.

Forfeitures – We account for forfeitures as they occur.

Fair Value of Common Stock

Historically, for all periods prior to this initial public offering, the fair values of the shares of our common stock underlying our share-based awards and warrant grants were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock, our board of directors considered, among other things, valuations of our common stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The fair value of the Company’s common stock was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, such as comparable public company and market adjusted option pricing analysis as well as consideration of company financing transactions. The enterprise value was allocated among the securities that comprise the capital structure of the Company using the option-pricing method. The option-pricing method treats all levels of the capital structure as call options on the enterprise’s value, with exercise price based on the “breakpoints” between each of the different claims on the securities. The inputs necessary for the option-pricing model include the current equity value (the enterprise value as previously calculated), breakpoints (the various characteristics for each class of equity, including liquidation preferences and priority distributions, in accordance with the Company’s certificate of incorporation, as amended and restated), term, risk-free rate, and volatility.

Given the absence of a public trading market for our common stock, our board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including valuations performed by an independent third party, developments in our operations, sales of preferred stock, the prices, rights, preferences and privileges of our preferred stock relative to the common stock, actual operating results and financial performance and capital resources, the conditions in the our industry and the economy and capital markets in general, the stock price performance and volatility of comparable public companies, the likelihood of achieving a liquidity event for shares of our common stock underlying these stock options, such as an initial public offering or sale of our company, and the lack of liquidity of our common stock, among other factors. After the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of the grant. Our board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the grant date.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company establishes a liability for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company’s tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The liability is adjusted considering changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of liability provisions and changes to the liability that are considered appropriate. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Recent Accounting Pronouncements

See Footnote 3 of the financial statements for a discussion of recently issued accounting standards.

Off Balance Sheet Transactions

We do not have any off-balance sheet transactions.

EXECUTIVE OFFICERS, DIRECTORS AND CORPORATE GOVERNANCE

The following table sets forth the names and ages of all of our executive officers and directors.  Our officers are appointed by, and serve at the pleasure of, the board of directors.

Name	Age	Position
Michael Leabman	47	Chief Executive Officer, President and Director
Phil Kelly	61	Chief Technology Officer and Vice President of Engineering
Jeremy (“J.”) Cogan	51	Chief Financial Officer
Emily Wang Fairbairn	58	Director
Rubén Caballero	52	Director
Richard Altinger	56	Director
Brian Cullinan	60	Director

Biographical information with respect to our executive officers and directors is provided below.  There are no family relationships between any of our executive officers or directors.

Officers and Directors

Michael Leabman founded the Company and has served as its President and CEO, and a member of its board of directors, since January 2018. As a serial entrepreneur with a passion for envisioning, inventing and executing, Mr. Leabman has previously founded four other companies in the wireless space and has more than 100 patents issued in smart antenna array for telecom/power. Most recently, Mr. Leabman founded Energous Corporation (Nasdaq: WATT), a wireless charging company, in October 2012, and served as a member of its board of directors from October 2012 until May 2018, and its Chief Technology Officer from October 2013 until January 2018. Prior to Energous, Mr. Leabman founded and served as President of TruePath Wireless, a service provider and equipment provider in the broadband communications industry and founded and served as CTO for DataRunway Inc., a wireless communication company providing broadband internet to airlines. Mr. Leabman received both his Bachelor of Science degree and Master of Engineering degree in electrical engineering from the Massachusetts Institute of Technology. We believe Mr. Leabman is qualified to serve as a member of our board of directors based on his background, experience, qualifications, attributes and skills, including founding our company and his executive leadership and technical experience in the wireless and broadband communications industry.

Phil Kelly has served as the Company’s Chief Technology Officer and Vice President of Engineering since March 2018. From April 2014 to December 2017, Mr. Kelly served as Chief Scientist and Vice President Systems Engineering at Energous Corporation, a wireless power company. Prior to joining Energous, Mr. Kelly was an engineering specialist at Northrop Grumman, an aerospace company, working on advanced research and development projects. Mr. Kelly received both his Bachelor of Science and Master of Engineering degrees in electrical engineering from the University of California, Davis.

Jeremy (“J.”) Cogan has served as the Company’s Chief Financial Officer since May 2019. Mr. Cogan brings 24 years of financial experience to the Company. From July 2007 to December 2018, Mr. Cogan managed the Leisure & Media portfolio at Ascend Capital, a multi-billion-dollar, long/short equity hedge fund, based in the San Francisco Bay Area. At Ascend, he was also a member of the firm’s Executive Committee. From January 1995 to May 2007, Mr. Cogan was a member of the equity research team at Banc of America Securities LLC (and its predecessors). For the majority of his tenure at Banc of America Securities, Mr. Cogan was a Principal and Senior Equity Research Analyst, responsible for the Gaming and Lodging sectors. Mr. Cogan received a Bachelor of Arts degree in Communications from the University of Pennsylvania and has been a Chartered Financial Analyst (CFA) Charterholder since September 2000.

Emily Wang Fairbairn has served as a director of the Company since March 2018. Ms. Fairbairn was co-founder and CEO of multi-billion-dollar hedge fund, Ascend Capital, from 1999 to 2018. The firm established a long/short equity hedge fund business focused on managing assets for institutional clients such as pensions, endowments and public companies. From 1987 to 1997, Ms. Fairbairn built a successful practice managing equity portfolios for high net worth clients for Merrill Lynch. From 1985 to1987 Ms. Fairbairn worked as a process engineer and supervisor for Pepsi’s Frito-Lay brand. Ms. Fairbairn is an active philanthropist with a history of supporting education, athletics, and medical research. She is also president of the MSIDS foundation and serves on the funding board of MIT Sandbox Innovation Fund to actively mentor entrepreneurs. Ms. Fairbairn received her Bachelor of Science in chemical engineering from California State Polytechnic University Pomona. We believe Ms. Fairbairn is qualified to serve on our board of directors based on her background, experience, qualifications, attributes and skills, including her background in investment and finance matters and extensive executive leadership and management experience.

Rubén Caballero has served as a director of the Company since November 2019. Since April 2020, Mr. Caballero has served as Microsoft’s Corporate Vice President of Engineering for Mixed Reality Devices, where he oversees Mixed Reality, AI projects and other special products. Mr. Caballero served as a Vice President of Engineering at Apple from 2005 until April 2019, where he was one of the founding leaders of the iPhone hardware team and later expanded his role to include iPad, Apple Watch, Macintosh, and other hardware products. Mr. Caballero’s senior role at Apple provided him with the opportunity to build and scale global teams, including the Wireless Design and Technology team for all the products/ecosystems at Apple, including the iPhone, iPad, Macs, AirPods, HomePod, and accessories. Before Apple, Mr. Caballero worked at two start-ups, where he led efforts for designing innovative products and core technology for wireless networked audio components and devices. Since August 2019, Mr. Caballero has served as a member of the board of directors of Resonant Inc. (Nasdaq: RESN), a company that is working to transform the way radio frequency, or RF, front-ends are being designed and delivered for mobile handset and wireless devices. Mr. Caballero received a Bachelor’s degree in Electrical Engineering from École Polytechnique de Montréal, a Master in Electrical Engineering from New Mexico State University and an Honorary Doctorate from École Polytechnique de Montréal. We believe Mr. Caballero is qualified to serve on our board of directors based on his extensive experience in the technology industry and his technical expertise gained from working with wireless technologies and commercializing products for one of the world's largest technology companies.

Richard Altinger has served as a director of the Company since November 2019. Mr. Altinger has been in healthcare since 1996, when he joined Healtheon/WebMD, a pioneer in electronic healthcare data and digital health. As part of the original leadership team, he helped rapidly grow revenue from $0 to over $1 billion, and the employee base from 25 to over 5,000. Mr. Altinger currently serves on several private company and non-profit boards and consults with numerous medical device, digital therapeutic, pharma and healthcare IT companies. From 2012 to 2018, Mr. Altinger was the founding CEO of Glooko. Glooko is an innovative digital health and medical device company that turns data into insights that improve outcomes for use by people with diabetes and their care teams. At Glooko, Mr. Altinger led the company in signing and implementing deals with many leading diabetes companies (e.g., Novo Nordisk, Medtronic, DexCom, Abbott, Insulet, Tandem, JnJ/Lifescan, Roche, Bayer/Ascensia, Sensionics), attaining four FDA clearances and growing a customer base to over 7,000 provider clinics, 1.5 million patients in 23 countries. Prior to Glooko, Mr. Altinger worked in the EHR, billing services and patient portal arenas. Early in his career, he worked as a software and mechanical engineer developing automated assembly and vision systems leveraging early AI techniques. He received both a Bachelor of Science in Mechanical Engineering and a Master in Engineering Management from Stanford University. We believe Mr. Altinger is qualified to serve on our board of directors based on his extensive leadership and management experience in the healthcare and digital health and medical devices industries.

Brian Cullinan has served as a director of the Company since August 2020. Mr. Cullinan was a partner at PricewaterhouseCoopers LLP (“PwC”) from July 1997 through June 2020. While at PwC, Mr. Cullinan served as a Senior Relationship and Global Engagement Partner with responsibility for numerous PwC Fortune 500 clients. In addition, he served on PwC’s U.S. Board of Partners & Principals from 2010 to 2018, including two terms as Lead Director from 2012 to 2016. Mr. Cullinan simultaneously served as a member of PwC’s Global Board from 2013 to 2017 and as Managing Partner – Southwest Region from 2011 to 2017. Mr. Cullinan has served in numerous other leadership roles during his career at PwC, including West Region Assurance Leader from 2009 to 2012 and U.S. Entertainment, Media & Communications Assurance Leader from 2007 to 2009. He received a Bachelor of Arts from Cornell University and a Master of Science in Financial Accounting from Northeastern University. We believe Mr. Cullinan is qualified to serve on our board of directors based on his extensive knowledge of, and experience in, the application of accounting principles and the financial reporting process as well as his extensive executive leadership and management experience.

Director Independence

Our board of directors has determined that Rubén Caballero, Richard Altinger and Brian Cullinan are “independent directors” as such term is defined by Nasdaq Marketplace Rule 5605(a)(2).  We have established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.  Each of [●], [●], and [●] serve as members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Our board of directors has determined that is an audit committee financial expert, as defined under the applicable rules of the SEC, and that all members of the Audit Committee are “independent” within the meaning of the applicable Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act. Each of the members of the Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

Staggered Board

In accordance with the terms of our Certificate of Incorporation and Bylaws, our board of directors is divided into three staggered classes of directors and each director is assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

Currently, our directors are classified as follows:

Class I

[●]

Class II

[●]

Class III

[●]

Our Certificate of Incorporation and Bylaws provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or discourage efforts to effect a change of our management or a change in control.

EXECUTIVE AND DIRECTOR COMPENSATION

Our compensation philosophy is to offer our executive officers compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve our financial and strategic objectives and create long-term value for our stockholders. We believe the levels of compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances and our board of directors uses benchmark compensation studies in determining compensation elements and levels. The principal elements of our executive compensation program have to date included base salary, annual bonus opportunity and long-term equity compensation in the form of stock options. We believe successful long-term Company performance is more critical to enhancing stockholder value than short-term results. For this reason and to conserve cash and better align the interests of management and our stockholders, we emphasize long-term performance-based equity compensation over base annual salaries.

The following table sets forth information concerning the compensation earned by tour Chief Executive Officer and our two most highly compensated executive officers other than the individual who served as our Chief Executive Officer during 2019 (collectively, the “named executive officers”) and 2018:

Summary Compensation Table

Name & Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Michael Leabman	2019	150,192	-	118,800	-	268,992
Chief Executive Officer	2018	-	-	-	-	-
Phil Kelly	2019	256,731	-	136,000	-	392,731
Chief Technology Officer and VP of Engineering	2018(2)	201,923	-	120,000	-	321,923
J. Cogan Chief Financial Officer	2019(3)	168,269	-	100,100	-	268,369

(1)	The amounts shown in this column indicate the grant date fair value of option awards granted in the subject year computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. For additional information regarding the assumptions made in calculating these amounts, see notes 7 and 9 to our audited financial statements included herein.

(2)	Represents a partial year of employment. Mr. Kelly joined us in March 2018.

(3)	Represents a partial year of employment. Mr. Cogan joined us in May 2019.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table provides information regarding equity awards held by the named executive officers as of December 31, 2019.

Name & Position	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date
Michael Leabman	11/18/19	-	540,000	0.38	11/18/29
Chief Executive Officer
Phil Kelly	03/12/18	52,500	67,500	0.68	06/20/28
Chief Technology Officer and VP of Engineering	11/18/19	-	136,000	0.38	11/18/29
J. Cogan	05/01/19	-	455,000	0.38	11/18/29
Chief Financial Officer

(1)

Options vest and become exercisable as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in 36 equal monthly instalments over the following three years, subject to the named executive officer’s continued employment with us on each applicable vesting date.

Employment Agreements and Change of Control Arrangements

Employment Agreements

The following is a summary of the employment arrangements with our executive officers as currently in effect.

Michael Leabman, Chief Executive Officer, President and currently a director of the Company, purchased 400,000 shares of common stock, effective as of January 30, 2018 pursuant to a Restricted Stock Purchase Agreement. Such shares are subject to vesting over four years based on continued services to the Company and vesting is subject to acceleration upon a change of control transaction and, under certain circumstances, termination of services to the Company. The Company entered into an “at-will” amended and restated offer letter with no fixed term with Mr. Leabman, effective November 29, 2019 (the “Leabman Offer Letter”). Under the Leabman Offer Letter: (1) Mr. Leabman received an initial base salary of $250,000, which was adjusted to $300,000 in July 2020, and is eligible to receive target performance bonuses equal to 100% of base salary (or any other amount approved by the Board), and (2) Mr. Leabman was awarded stock options to acquire 540,000 shares of common stock, one fourth of which options shall vest on the November 18, 2020, and the balance of which such options shall vest in 1/36th monthly installments thereafter. The Leabman Offer Letter provides that if there occurs a Change in Control (as defined in the Omnibus Incentive Plan) and in the period prior to and in connection with or in anticipation of such Change in Control and ending on the one-year anniversary of the consummation of such Change in Control, Mr. Leabman is terminated by the Company other than for Cause, 100% of any such options that remain unvested will immediately vest. “Cause” includes, among other items, Mr. Leabman’s conviction of a felony involving fraud, misappropriation, embezzlement or dishonesty in conjunction with his duties to Company or repeated willful failure to perform his job duties as defined by the Board or uncured material breach of the Leabman Offer Letter or Mr. Leabman’s CIIA (defined below). Mr. Leabman is also entitled to participate in the Company’s regular health insurance and other employee benefit plans established by the Company for its employees from time to time.

The Company has entered into an offer letter with Phil Kelly, the Company’s Vice President and Chief Technology Officer, on similar terms to the agreements entered with Michael Leabman. Pursuant to his offer letter Mr. Kelly (1) is being paid a base salary of $250,000, (2) is entitled to a target performance bonus equal to 50% of base salary (or any other amount approved by the Board) and (3) was awarded stock options to acquire 256,000 shares of common stock. Mr. Kelly’s Offer Letter provides for the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above.

The Company has entered into an offer letter with J. Cogan, the Company’s Chief Financial Officer on similar terms to the agreements entered with Michael Leabman. Pursuant to his offer letter Mr. Cogan (1) is being paid a base salary of $250,000, (2) is entitled to a target performance bonus equal to 75% of base salary (or any other amount approved by the Board) and (3) was awarded stock options to acquire 455,000 shares of common stock. Mr. Cogan’s Offer Letter provides for the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above.

Director Compensation

Mr. Altinger, Mr. Caballero and Mr. Cullinan each received stock option grants upon their appointment to the Board. The options granted are subject to vesting with 1/48th of the shares vesting for each month of continuous service after the first such award. On [●], we adopted a non-employee director compensation policy that will become effective upon the closing of this offering pursuant to which our non-employee directors will receive [●]. Ms. Fairbairn does not receive compensation for her service on our board of directions.

The following table provides information regarding compensation paid to our non-employee directors during the fiscal year ended December 31, 2019. Mr. Cullinan did not join the Board until 2020.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($) (1)	All Other Compensation ($)		Total ($)
Richard Altinger	-	-	44,000	27,597	(2)	71,597
Rubén Caballero	-	-	118,800			118,800

(1)	The amounts shown in this column indicate the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see note 9 to our audited financial statements included herein. The following table shows the number of shares subject to outstanding option awards held by each non-employee director as of December 31, 2019:

Name	Shares Subject to Outstanding Stock Option Awards (#)
Richard Altinger	200,000
Rubén Caballero	540,000

(2)	Consists of consulting fees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements, which are described as required by applicable SEC rules under the heading “Executive and Director Compensation” above, in 2018 and 2019 there was not, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate families had or will have a direct or indirect material interest except as described below.

Michael Leabman purchased 400,000 shares of common stock, effective as of January 30, 2018, in exchange for $5,000, pursuant to a stock purchase agreement.

SilverData Holdings LLC, which is under the direct or indirect control of Michael Leabman’s parents, purchased 400,000 shares of common stock, effective as of January 30, 2018, in exchange for $5,000, pursuant to a stock purchase agreement. Mr. Leabman has no legal or beneficial interest in SilverData Holdings LLC.

Leabman Holdings LLC purchased 3,200,000 shares of common stock, effective as of January 30, 2018, in exchange for $40,000, pursuant to a stock purchase agreement. DvineWave Irrevocable Trust dated December 12, 2012 is the manager of Leabman Holdings LLC. Mr. Leabman is the sole beneficiary of the DvineWave Irrevocable Trust. Gregory Tamkin, the trustee of the DvineWave Irrevocable Trust, has sole voting and dispositive power with respect to all stock of the Company held by Leabman Holdings LLC.

On March 14, 2018, we entered into an agreement (the “Lead Investor Agreement”) with Emily Wang Fairbairn (including Maestro Venture Partners LLC and certain other affiliated entities and persons, the “Series A Lead”), pursuant to which the Series A Lead was granted (1) a right of first refusal to purchase up to 100 percent of the securities sold in any offering of securities other than one that is led by an investor that is purchasing securities primarily for strategic, rather than financial, reasons, (2) the right to receive a warrant to purchase a number of shares of common stock equal to ten percent of the number of shares of common stock issued or issuable (in the case of convertible securities) pursuant to securities purchased by the Series A Lead pursuant to the foregoing clause (1) and (3) a pre-emptive right (subject to customary pro rata underwriter cutbacks) to purchase a percentage of common stock sold in the Company’s initial public offering equal to the Series A Lead’s percentage ownership of the Company’s common stock (assuming conversion of all convertible securities) as of immediately prior to such initial public offering and certain additional preemptive and other rights. All such rights will terminate upon the Company’s consummation of this offering. In connection with the convertible promissory note offering described below, in August 2020 the Lead Investor Agreement was modified so that in connection with such offering the Lead Investor was entitled to receive warrants to purchase 20,000 shares of common stock for each $1,000,000 of convertible promissory notes purchased by the Lead Investor.

On March 14, 2018, the Series A Lead purchased 1,153,846 shares of Series A preferred stock in exchange for $3,000,000 pursuant to a stock purchase agreement. Pursuant to the Lead Investor Agreement, in connection with the Series A Lead’s purchase of such shares of Series A preferred stock the Series A Lead received a warrant to purchase 475,784 shares of the Company’s common stock at an exercise price of $0.0125 per share. The Series A Lead subsequently transferred a portion of these warrants to certain family members and the warrants were exercised in full in June 2019.

On March 18, 2018, Peter Appel, a beneficial owner of more than 5% of our voting securities at that time, purchased 384,615 shares of Series A preferred stock in exchange for $999,999 pursuant to a stock purchase agreement.

On March 28, 2019, Leabman Holdings LLC purchased 477,000 shares of Series B preferred stock in exchange for $1,001,700 pursuant to a stock purchase agreement.

On March 28, 2019, the Series A Lead purchased 238,000 shares of Series B preferred stock in exchange for $499,800 pursuant to a stock purchase agreement. Pursuant to the Lead Investor Agreement, in connection with the Series A Lead’s purchase of such shares of Series B preferred stock the Series A Lead received a warrant to purchase 23,800 shares of the Company’s common stock at an exercise price of $0.0125 per share. The Series A Lead subsequently transferred a portion of these warrants to certain family members and the warrants were exercised in full in June 2019.

On March 28, 2019, Peter Appel, a beneficial owner of more than 5% of our voting securities at that time, purchased 238,000 shares of Series B preferred stock in exchange for $499,800 pursuant to a stock purchase agreement.

On February 28, 2020, the Series A Lead purchased $500,000 in unsecured convertible promissory notes pursuant to a note purchase agreement. The convertible notes bear interest at 4.0% and mature in February 2022. The convertible notes automatically convert into common stock if the Company completes an initial public offering before the payment or conversion of the entire balance under each convertible note at the lower of: (a) 80% of the lowest per-share selling price in the initial public offering or (b) an implied per-share price determined by dividing $60,000,000 by the Company’s then outstanding, fully-diluted capitalization (excluding any outstanding convertible notes and any unallocated option pool) immediately prior to the public offering. Pursuant to the Lead Investor Agreement, in connection with the Series A Lead’s purchase of such convertible promissory notes the Series A Lead received warrants to purchase 10,000 shares of the Company’s common stock at an initial exercise price of $2.97 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2020 and following completion of the offering by:

●	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

●	each named executive officer and director; and

●	all executive officers and directors as a group.

Unless otherwise noted below, the address of each person listed on the table is c/o Movano Inc., 6200 Stoneridge Mall Rd., Suite 300, Pleasanton, CA 94588. To our knowledge, each person listed below has sole voting and investment power over the shares shown as beneficially owned except to the extent jointly owned with spouses or otherwise noted below.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate ownership for any other purpose. Under these rules, shares of stock which a person has the right to acquire upon the exercise of options and warrants within 60 days after September 30, 2020 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person. The applicable percentage of common stock prior to the offering is based upon [●] shares outstanding on September 30, 2020 and gives effect to the conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $ , the mid-point of the range set forth on the cover page of this prospectus. The applicable percentage of common stock following the offering is based upon [●] shares outstanding on September 30, 2020 and gives effect to the conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $                    , the mid-point of the range set forth on the cover page of this prospectus and to the issuance of the shares being sold in the offering.

The following table does not reflect any potential purchases by our executive officers, directors, their affiliated entities or holders of more than 5% of our common stock in this offering. If any shares are purchased by these persons or entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the following table.

Name and Address of Beneficial Owner	Common Stock	Shares Underlying Preferred Stock and Convertible Notes	Shares Underlying Options and Warrants	Number of Shares Beneficially Owned	Percent- age of Class Owned Prior to the Offering	Percent- age of Class Owned Following the Offering
Directors and Executive Officers
Richard Altinger	-	-	50,000	50,000
Rubén Caballero	-	-	135,000	135,000
J. Cogan (1)	140,000	38,175	180,104	358,279
Brian Cullinan	-		12,500
Emily Wang Fairbairn (2)	124,896
Phil Kelly	-	-	82,500	82,500
Michael Leabman	-	-	-	-

Directors and Executive Officers as a group (6 persons)	264,896	38,175	447,604	625,779

Five Percent Stockholders
Peter Appel (3)	-	1,083,196	-	1,083,196
Leabman Holdings LLC (4)	3,200,000	520,282	-	3,720,282
Maestro Venture Partners, LLC (5)	-		-

*	Less than one percent.

(1)	Shares represented in this row include shares owned by the Cogan/Goldberg Living Trust, of which Mr. Cogan is trustee. Mr. Cogan has shared voting and dispositive power with respect to these shares. Mr. Cogan disclaims any beneficial ownership of such shares except to the extent of his pecuniary interests therein, and this prospectus shall not be deemed an admission that Mr. Cogan is the beneficial owner of such securities.

(2)	Shares represented in this row include shares owned by Maestro Venture Partners, LLC, of which Ms. Fairbairn is Managing Member. Ms. Fairbairn has sole voting and dispositive power with respect to these shares. Ms. Fairbairn disclaims any beneficial ownership of such shares except to the extent of her pecuniary interests therein, and this prospectus shall not be deemed an admission that Ms. Fairbairn is the beneficial owner of such securities.

(3)	The address of Peter Appel is 3505 Main Lodge Drive, Coconut Grove, Florida 33133.

(4)	The address of Leabman Holdings LLC is 8010 E. Cedar Avenue, Denver, Colorado 80230. DvineWave Irrevocable Trust dated December 12, 2012 is the manager of Leabman Holdings LLC. Mr. Leabman is the sole beneficiary of the DvineWave Irrevocable Trust. Gregory Tamkin, the trustee of the DvineWave Irrevocable Trust, has sole voting and dispositive power with respect to all securities of the Company held by Leabman Holdings LLC.

(5)	The address of Maestro Venture Partners LLC is 10 Orinda View Road, Orinda, CA 94653. Emily Fairbairn has sole voting and dispositive power over shares held by Maestro Venture Partners.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $                         from this offering, or approximately $                         if the underwriter exercises its over-allotment option in full, based on an assumed initial public offering price of $                        , the mid-point of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

●	approximately $[●] for product development; and

●	the balance for working capital and general corporate purposes including IP prosecution and maintenance.

We believe that the net proceeds of this offering, together with our existing cash, will be sufficient for us to fund the development and internal and external testing of our planned CGM product to the point where we are able to generate data that will enable us to submit to FDA the 510(k) clearance application for this product. It is possible that we will not achieve the progress that we expect because of unforeseen costs or factors impacting our development and testing timelines, which are difficult to predict and are subject to risks and delays. We have no other committed external sources of funds. The expected net proceeds from this offering are not expected to be sufficient for us to complete the full commercialization of our planned CGM product or any other product. As a result, we expect that we will need to finance our future cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress and timing of our product development and marketing efforts. Therefore, as of the date of this prospectus, we cannot specify with certainty the specific allocation of the net proceeds to be received upon the completion of this offering. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and our bylaws, each of which we plan to adopt prior to the completion of this offering and copies of which have been filed with the SEC and are also available upon request from us.

Authorized Capitalization

Prior to the closing of this offering, our authorized capital stock consists of: 30,000,000 shares of capital stock authorized under our Certificate of Incorporation, consisting of 22,069,652 shares of common stock with a par value of $0.0001 per share and 7,930,348 shares of preferred stock with a par value of $0.0001 per share. As of September 30, 2020, we had (i) 4,539,584 shares of common stock outstanding held of record by eight stockholders, 2,692,253 shares of Series A convertible preferred stock outstanding held of record by 32 stockholders and 4,942,319 shares of Series B convertible preferred stock outstanding held of record by 185 stockholders.

Upon the closing of this offering, we will amend and restate our certificate of incorporation to provide that our authorized capital stock will consist of (i) [●] shares of common stock, $0.0001 par value per share and (ii) [●] shares of preferred stock, par value $0.0001 per share. Upon the closing of this offering, all outstanding shares of our Series A and Series B preferred stock will be converted into shares of common stock.

Each share of our Series A convertible preferred stock has accrued a dividend at a rate of 6% since its initial issuance and will automatically convert into common stock upon the closing of this offering at a conversion price of $1.40 per share. Assuming the offering closed on September 30, 2020, the 2,692,253 shares of Series A convertible preferred stock currently outstanding will convert into [●] shares of common stock. Each share of our Series A convertible preferred stock is also voluntarily convertible by the holder thereof at any time up to 10 calendar days prior to the closing of this offering at a conversion price equal to $1.40 per share.

Each share of our Series B convertible preferred stock has accrued a dividend at a rate of 6% since its initial issuance and will automatically convert into common stock upon the closing of this offering at a conversion price of $2.10 per share. Assuming the offering closed on September 30, 2020, the 4,942,319 shares of Series B convertible preferred stock currently outstanding will convert into [●] shares of common stock. Each share of our Series B convertible preferred stock is also voluntarily convertible by the holder thereof at any time up to 10 calendar days prior to the closing of this offering at a conversion price equal to $2.10 per share.

Our authorized but unissued shares of common and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Common Stock

Based on the [●] shares of common stock outstanding as of September 30, 2020, and assuming (1) the conversion of all of the outstanding shares of Series A convertible preferred stock and Series B convertible preferred stock and convertible notes into an aggregate of [●] shares of our common stock and (2) the issuance by us of shares of common stock in this offering, there will be [●] shares of common stock outstanding upon the closing of this offering.

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name.  No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets, which are legally available for distribution, after payments of all debts and other liabilities.  All of the outstanding shares of our common stock are fully paid and non-assessable.  The shares of common stock offered by this prospectus will also be fully paid and non-assessable.

Preferred Stock

Following the closing of this offering, there will be no shares of preferred stock outstanding. Upon the closing of this offering, our Board of Directors will be authorized to issue from time to time, without further action by the stockholders, to issue up to [●] shares of preferred stock in one or more series and to fix the designations, powers, rights, preferences, qualifications, limitations and restrictions thereof. These designations, powers, rights and preferences could include voting rights, dividend rights, dissolution rights, conversion rights, exchange rights, redemption rights, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. We have no present plan to issue any shares of preferred stock.

Convertible Notes

From February through August of 2020 the Company issued approximately $12,500,000 in subordinated convertible promissory notes (the “convertible notes”) to 316 investors, including approximately $0.7 million for payment for services. The convertible notes bear interest at 4.0% and mature in February 2022. The convertible notes automatically convert into common stock if the Company completes an initial public offering before the payment or conversion of the entire balance under each convertible note at the lower of: (a) 80% of the lowest per-share selling price in the initial public offering or (b) an implied per-share price determined by dividing $60,000,000 by the Company’s then outstanding, fully-diluted capitalization (excluding any outstanding convertible notes and any unallocated option pool) immediately prior to the public offering. Assuming the initial public offering was consummated on September 30, 2020 at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, the convertible notes would convert into [●] shares of our common stock.

Stock Options and Warrants

As of September 30, 2020, we had reserved the following shares of common stock for issuance pursuant to stock options, warrants and Omnibus Incentive Plan:

●	[●] shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $[●] per share;

●	[●] shares of our common stock issuable upon the exercise of outstanding stock options issued pursuant to our Omnibus Incentive Plan at a weighted average exercise price of $[●] per share; and

●	[●] shares of our common stock reserved for future issuance under our Omnibus Incentive Plan.

192,784 of our outstanding warrants were issued as consideration for placement agent services provided in connection with the issuance of 1,038,067 shares of Series A preferred stock issued on March 13, 2018 (the “First Closing Series A Shares”). Upon consummation of the offering and the automatic conversion of the Series A preferred stock in connection therewith, these warrants will adjust and become exercisable for a number of shares of common stock equal to 10% of the aggregate number of shares of common stock issued by the Company upon conversion of the First Closing Series A Shares, inclusive of shares issued upon conversion of accrued dividends on such shares. 50,063 of our outstanding warrants were issued as consideration for placement agent services provided in connection with the issuance of 269,573 shares of Series A preferred stock issued on April 23, 2018 (the “Second Closing Series A Shares”). Upon consummation of the offering and the automatic conversion of the Series A preferred stock in connection therewith, these warrants will adjust and become exercisable for a number of shares of common stock equal to 10% of the aggregate number of shares of common stock issued by the Company upon conversion of the Second Closing Series A Shares, inclusive of shares issued upon conversion of accrued dividends on such shares. 414,270 of our outstanding warrants were issued as consideration for placement agent services provided in connection with the issuance of 4,142,270 shares of Series B preferred stock issued on March 28, 2019. Upon consummation of the offering and the automatic conversion of the Series B preferred stock in connection therewith, these warrants will adjust and become exercisable for a number of shares of common stock equal to 10% of the aggregate number of shares of common stock issued by the Company upon conversion of such Series B preferred shares, inclusive of shares issued upon conversion of accrued dividends on such shares. 214,050 of our outstanding warrants were issued to the Lead Investor and as consideration for placement agent services provided in connection with the issuance of convertible notes as described above (the “Convertible Note Warrants”). The Convertible Note Warrants are exercisable at an initial exercise price equal to $2.97; provided, that upon consummation of the offering and the automatic conversion of the convertible notes in connection therewith the exercise price of such warrants shall be adjusted to equal the conversion price upon which such convertible notes are converted.

2019 Omnibus Incentive Plan

In October 2019, our board of directors and stockholders approved the 2019 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) under which 4,000,000 shares of common stock are reserved for issuance and which provides for the grant of incentive stock options and non-qualified stock options to purchase shares of our common stock, restricted stock and restricted stock units, performance awards and other share-based awards. The purpose of the plan is to enhance the Company’s ability to attract and retain highly qualified officers, non-employee directors, key employees and consultants, and to motivate such persons to serve the Company and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.

[In [●], 2020, our board of directors and stockholder approved an amendment and restatement of the Omnibus Incentive Plan. The Omnibus Incentive Plan, as amended and restated, provides that on the first day of each fiscal year of the Company during the period beginning in fiscal year 2021 and ending on the second day of fiscal year 2028, the number of shares of common stock authorized to be issued under the Omnibus Plan shall be increased by an amount equal to the lesser of  (i) the number of shares necessary such that the aggregate number of shares available to be issued under the Omnibus Incentive Plan equals [●]% of the number of fully-diluted outstanding shares on such date (assuming the conversion of all outstanding shares of preferred stock and other outstanding convertible securities and exercise of all outstanding options and warrants to purchase shares) and (ii) an amount determined by our board of directors.]

All officers, directors and employees and certain consultants to our company are eligible to participate under the Omnibus Incentive Plan. The Omnibus Incentive Plan provides that options may not be granted at an exercise price less than the fair market value of our common shares on the date of grant. The Omnibus Incentive Plan is administered by the board of directors or a committee thereof, which currently is the Compensation Committee. The board of directors and the committee have the discretion to determine the nature of the awards and the number of shares subject to an award, the exercise price, vesting provisions, and the term of the award. Awards under the Omnibus Incentive Plan are intended to be exempt from Section 16 of the Exchange Act, and will be administered to achieve this objective.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our Certificate of Incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our Certificate of Incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents. Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued common stock. One of the effects of the existence of authorized but unissued common stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management.  If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Undesignated Preferred Stock. Our board of directors has the ability to issue preferred stock with voting or other rights, preferences and privileges that could have the effect of deterring hostile takeovers or delaying changes in control of our Company or management.

Cumulative Voting.  Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Classified Board of Directors.  Our Certificate of Incorporation and Bylaws provide that our board of directors is divided into three classes, with members of each class serving staggered three-year terms. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in management.

Vacancies. Our Certificate of Incorporation provides that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Actions at Meetings of Stockholders; Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals. Our Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Our Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called from time to time only by a majority of our board of directors, our president, chief executive officer or the chairman of the board for the purpose specified in the notice of meeting. In addition, the Bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the Board of Directors or by a stockholder who gives written notice to us not less than 90 days, nor more than 120 days, prior to the first anniversary of the preceding year’s annual meeting, subject to certain exceptions. Such stockholder’s notice must set forth certain information required by the Bylaws. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Supermajority Voting for Amendments to Our Governing Documents. Amendments to certain provisions our Certificate of Incorporation relating to our board of directors, actions of stockholders, director liability, choice of forum and amendments to our Certificate of Incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our capital stock then outstanding. Our Certificate of Incorporation provides that the board of directors is expressly authorized to adopt, amend or repeal our Bylaws and that our stockholders may amend our Bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our capital stock then outstanding.

Choice of Forum. Our Certificate of Incorporation provides that, subject to certain exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claim, including any derivative claim, (i) that is based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which the Delaware General Corporation Law, or any other provision of Title 8 of the Delaware Code, confers jurisdiction upon the Court of Chancery. Additionally, our Certificate of Incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock, and do not plan to do so for the foreseeable future. We expect that we will retain all of our available funds and future earnings, if any, for use in the operation and expansion of our business. The terms of any loan agreement we enter into or any debt securities we may issue are likely to contain restrictions on our ability to pay dividends on our capital stock. Subject to the foregoing, the payment of dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, restrictions imposed by applicable law, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our actual cash and capitalization, each as of September 30, 2020:

●	on an actual basis;

●	on a pro forma basis to reflect the filing of our Third Amended and Restated Certificate of Incorporation in connection with this offering and to give effect to the assumed conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $ , the mid-point of the range set forth on the cover page of this prospectus; and

●	on a pro forma as adjusted basis, to further reflect the sale by us of shares of our common stock at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the receipt by us of the expected net proceeds of such sale.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering may differ from that shown below based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with the sections entitled “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, which appear elsewhere in this prospectus.

As of September 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$	$	$

Debt:
Convertible notes	$	$	$
Total debt

Series A redeemable convertible preferred stock, $0.0001 par value; 2,692,253 shares authorized; 2,692,253 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted;
Series B redeemable convertible preferred stock, $0.0001 par value; 5,238,095 shares authorized; 4,942,319 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted;

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 22,069,652 shares authorized; 4,539,584 shares issued and outstanding actual; [●] shares authorized and [●] shares issued and outstanding, pro forma, and [●] shares authorized and [●] shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ (deficit) equity

Total capitalization	$	$	$

(1)	The number of shares of our common stock to be outstanding after this offering is based on [●] shares of common stock outstanding as of September 30, 2020, gives effect to the conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $ , the mid-point of the range set forth on the cover page of this prospectus, and excludes the following:

●	[●] shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $[●] per share;

●	[●] shares of our common stock issuable upon the exercise of outstanding stock options issued pursuant to our Omnibus Incentive Plan at a weighted average exercise price of $[●] per share;

●	shares of our common stock reserved for future issuance under our Omnibus Incentive Plan; and

●	shares of our common stock issuable upon exercise of the underwriter warrant.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total liabilities and stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total liabilities and stockholders’ equity by $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our historical net tangible book value as of September 30, 2020 was $[●], or $[●] per share of common stock. On a pro forma basis after giving effect to the conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $                , the mid-point of the range set forth on the cover page of this prospectus, our pro forma net tangible book value as of September 30, 2020 would have been $[●] or $[●] per share. After giving effect to our sale of                      shares in this offering at an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been $            or $           per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $ per share to investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price		$
Historical net tangible book value per share as of September 30, 2020	$
Increase in pro forma net tangible book value per share attributable to conversion of preferred stock and convertible notes	$
Pro forma tangible book value per share, after giving effect to conversion of preferred stock and convertible notes	$
Pro forma as adjusted tangible book value per share, after giving effect to this offering		$
Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2020 after this offering by approximately $             million, or approximately $            per share, and would decrease (increase) dilution to investors in this offering by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1,000,000 in the number of shares we are offering would increase our pro forma as adjusted net tangible book value as of September 30, 2020 after this offering by approximately $            million, or approximately $            per share, and would decrease dilution to investors in this offering by approximately $            per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 in the number of shares we are offering would decrease our pro forma as adjusted net tangible book value as of September 30, 2020 after this offering by approximately $            million, or approximately $            per share, and would increase dilution to investors in this offering by approximately $            per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $            per share, which amount represents an immediate increase in pro forma as adjusted net tangible book value of $            per share of our common stock to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $            per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table summarizes, on a pro forma as adjusted basis as described above as of September 30, 2020, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by our existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, before the deduction of the underwriting discount and estimated offering expenses payable by us. Investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders
New investors
Total

If any shares are issued upon exercise of outstanding options or warrants, you may experience further dilution.

The above discussion and tables are based on shares of common stock outstanding as of September 30, 2020, give effect to the conversion of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes at September 30, 2020 into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $                         , the mid-point of the range set forth on the cover page of this prospectus, and exclude the following:

●	[●] shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $[●] per share;

●	[●] shares of our common stock issuable upon the exercise of outstanding stock options issued pursuant to our Omnibus Incentive Plan at a weighted average exercise price of $[●] per share;

●	shares of our common stock reserved for future issuance under our Omnibus Incentive Plan; and

●	shares of our common stock issuable upon exercise of the underwriter warrant.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our Omnibus Incentive Plan or we issue additional shares of common stock or other equity securities in the future, there may be further dilution to new investors participating in this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our securities, and we cannot predict the effect, if any, that market sales of our securities or the availability of our securities for sale will have on the market price of our securities prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the closing of this offering, we will have a total of                   shares of our common stock outstanding ( shares if the underwriter exercises its over-allotment option in full), based on the                   shares of our common stock outstanding as of                  , assuming the conversion of all of our outstanding shares of Series A preferred stock and Series B preferred stock and outstanding convertible notes into an aggregate of [●] shares of our common stock, based on an assumed initial public offering price of $     , the mid-point of the range set forth on the cover page of this prospectus, immediately prior to the completion of this offering. Of these outstanding shares, all of the             shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, our executive officers, directors and substantially all of our existing stockholders have entered into lock-up agreements with the underwriter under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of          , 2020, shares will be available for sale in the public market as follows:

●	Beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market;

●	Beginning 181 days after the date of this prospectus, additional shares of common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

●	The remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares upon expiration of the lock-up agreements described below, without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the market standoff agreements and lock-up agreements described above.

Stock Options

As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act and the terms of the lock-up agreements described below. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Lock-up Agreements

For a description of the lock-up agreements with the underwriter that restrict sales of shares by us and our executive officers and directors, see the information under the heading “Underwriting.”

UNDERWRITING

We are offering the shares of common stock described in this prospectus through the underwriter, [●], which is acting as lead managing underwriter of the offering.

We have agreed to enter into an underwriting agreement with the underwriter prior to the closing of this offering. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriter, and the underwriter will agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, as it may be supplemented, shares of common stock.

The underwriter is committed to purchase all of the common shares offered by us, other than those covered by the option to purchase additional shares described below, if they purchase any shares. The underwriting agreement provides that the underwriter’s obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the underwriter that the underwriter proposes to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers that are members of the Financial Industry Regulatory Authority, or FINRA. Any securities sold by the underwriter to such securities dealers will be sold at the public offering price less a selling concession not in excess of $ per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriter.

None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus and any other offering material or advertisements in connection with the offer and sales of any of our common stock, be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriter has advised us that it does not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discount payable to the underwriter by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

Underwriting Discounts and Expenses

		Without Over-Allotment		With Over-Allotment
Public offering price	$		$
Underwriting discount to be paid to the underwriter	$		$
Net proceeds, before other expenses	$		$

Over-Allotment Option

In addition to the discount set forth in the above table, we have granted to the underwriter an option, exercisable not later than [●] days after the date of this prospectus, to purchase additional shares of our common stock (up to [●]% of the shares firmly committed in this offering) at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of our common stock are purchased pursuant to the over-allotment option, the underwriter will offer these additional shares of our common stock on the same terms as those on which the other shares of common stock are being offered hereby.

Determination of Offering Price Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “MOVE”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. There is no current market for our common stock. Our underwriter, [●], is not obligated to make a market in our securities, and even if it chooses to make a market, can discontinue at any time without notice. Neither we nor the underwriter can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that the market will continue.

The public offering price of the shares offered by this prospectus has been determined by negotiation between us and the underwriter. Among the factors considered in determining the public offering price of the shares were:

●	our history and our prospects;

●	the industry in which we operate;

●	our past and present operating results;

●	the previous experience of our executive officers; and

●	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares. Upon the commencement of trading, the price of our shares will be subject to change as a result of market conditions and other factors, and we cannot assure you that the shares can be resold at or above the public offering price.

Underwriter Warrants

In connection with this offering, we have agreed to issue to the underwriter and its designees a warrant to purchase shares of our common stock equal to [●]% of the shares of common stock sold in this offering. This warrant is exercisable at $ per share ([●]% of the price of the common stock sold in this offering), expiring five years from the date of this prospectus. The warrant and the shares of common stock underlying the warrant have been deemed compensation by FINRA and are therefore subject to a six-month lock-up pursuant to Rule 5110(g)(1) of FINRA. Additionally, [●] has contractually agreed that it (or its permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate this warrant or the securities underlying this warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of twelve months from the effective date of the offering.

Lock-Up Agreements

We, all of our directors and officers and substantially all of our existing stockholders, have agreed in connection with the present offering, that, without the prior written consent of the underwriter, not to sell, transfer, pledge, lend or offer to do any of the same, directly or indirectly, any of our securities for a period of [●] days following the close of this offering. The number of shares of common stock outstanding upon the completion of this offering subject to the [●]-day lock-up totals [●] shares, and the number of shares underlying options and warrants subject to the [●]-day lock-up totals [●] shares. The underwriter may consent to an early release from the lock-up period if, in its opinion, the market for the common stock would not be adversely impacted by sales and in cases of a financial emergency of an officer, director or other stockholder. We are unaware of any security holder who intends to ask for consent to dispose of any of our equity securities during the relevant lock-up periods.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriter may be required to make in respect of those liabilities.

Short Positions and Penalty Bids

The underwriter may engage in over-allotment, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

●	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Capital Market, and if commenced, they may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

The underwriter’s compensation in connection with this offering is limited to the fees and expenses described above under “Underwriting Discount and Expenses.”

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by K&L Gates LLP, Charlotte, North Carolina. [●] has acted as counsel for the underwriter in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Movano Inc. as of December 31, 2019 and 2018, for the year ended December 31, 2019 and for the period from January 30, 2018, (Inception) to December 31, 2018, included in this prospectus have been audited by Moss Adams, LLP, an independent registered public accounting firm, as set forth in their report included herein. Such financial statements have been so included in reliance upon the report of such firm (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a going concern uncertainty) given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the consummation of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were made as of an earlier date. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that they have gathered their information from sources they believe to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

Movano Inc.

Financial Statements

as of December 31, 2019 and 2018 and for the Year ended

December 31, 2019 and for the Period from January 30, 2018

(Inception) to December 31, 2018

and Report of Independent Registered Public Accounting Firm

Movano Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Movano Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Movano Inc. (“the Company”) as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plan in regards to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

San Francisco, California

June 30, 2020

We have served as the Company’s auditor since 2019

Movano Inc.

Balance SheetS

(in thousands, except share and per share data)

	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$4,291	$3,175
Prepaid expenses and other current assets	222	—
Total current assets	4,513	3,175
Property and equipment, net	51	49
Other assets	323	181
Total assets	$4,887	$3,405

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$15	$7
Other current liabilities	843	363
Total current liabilities	858	370
Warrant liability	32	21
Total liabilities	890	391

Commitments and contingencies (Note 10)

Series A redeemable convertible preferred stock, $0.0001 par value, 2,692,253 shares authorized; 2,692,253 shares issued and outstanding at December 31, 2019 and 2018; liquidation preference of $14,749 and $14,315 at December 31, 2019 and 2018	11,212	8,596

Series B redeemable convertible preferred stock, $0.0001 par value, 5,238,095 shares authorized March 2019; 4,942,319 shares issued and outstanding at December 31, 2019; liquidation preference of $21,233 at December 31, 2019	12,692	—

Stockholders’ deficit:
Common stock, $0.0001 par value, 22,069,652 shares authorized; 4,539,584 and 4,040,000 shares issued and outstanding at December 31, 2019 and 2018	—	—
Additional paid-in capital	—	—
Accumulated deficit	(19,907)	(5,582)
Total stockholders’ deficit	(19,907)	(5,582)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$4,887	$3,405

See accompanying notes to financial statements.

Movano Inc.

StatementS of operations and Comprehensive loss

(in thousands, except share and per share data)

	Year ended December 31, 2019		Period from January 30, 2018 (Inception) to December 31, 2018
OPERATING EXPENSES:
Research and development		$6,515	$2,889
General and administrative		1,997	607
Total operating expenses		8,512	3,496

Loss from operations		(8,512)	(3,496)

Other income, net		72	8

Net loss and comprehensive loss		(8,440)	(3,488)

Accretion and dividends on redeemable convertible preferred stock		(6,041)	(2,278)
Net loss attributable to common stockholders		$(14,481)	$(5,766)

Net loss per share attributable to common stockholders, basic and diluted		$(9.18)	$—

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted		1,577,714	—
Pro forma net loss per share, basic and diluted, attributable to common stockholders (unaudited)	$
Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)

See accompanying notes to financial statements.

Movano Inc.

StatementS of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock						Additional		Total
	Series A		Series B		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at January 30, 2018 (Inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of Series A redeemable convertible preferred stock, net of issuance cost of $682	2,692,253	6,318	—	—	—	—	—	—	—
Issuance of common stock at $0.0125 per share	—	—	—	—	4,040,000	—	50	—	50
Issuance of equity classified warrants to consultants	—	—	—	—	—	—	21	—	21
Issuance of equity classified warrants to lead investors	—	—	—	—	—	—	111	—	111
Stock-based compensation	—	—	—	—	—	—	2	—	2
Accretion of Series A redeemable convertible preferred stock	—	2,278	—	—	—	—	(2,278)	—	(2,278)
Reclassification of negative additional paid-in capital to accumulated deficit	—	—	—	—	—	—	2,094	(2,094)	—
Net loss	—	—	—	—	—	—	—	(3,488)	(3,488)
Balance at December 31, 2018	2,692,253	8,596	—	—	4,040,000	—	—	(5,582)	(5,582)
Issuance of common stock upon exercise of warrants	—	—	—	—	499,584	—	6	—	6
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $1,113	—	—	4,942,319	9,267	—	—	—	—	—
Issuance of equity classified warrants to lead investors	—	—	—	—	—	—	60	—	60
Stock-based compensation	—	—	—	—	—	—	90	—	90
Accretion of Series A and Series B redeemable convertible preferred stock	—	2,616	—	3,425	—	—	(6,041)	—	(6,041)
Reclassification of negative additional paid-in capital to accumulated deficit	—	—	—	—	—	—	5,885	(5,885)	—
Net loss	—	—	—	—	—	—	—	(8,440)	(8,440)
Balance at December 31, 2019	2,692,253	$11,212	4,942,319	$12,692	4,539,584	$—	$—	$(19,907)	$(19,907)

See accompanying notes to financial statements.

Movano Inc.

StatementS of Cash Flows

(in thousands)

	Year Ended December 31, 2019	Period from January 30, 2018 (Inception) to December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,440)	$(3,488)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11	3
Stock-based compensation	90	2
Issuance of common stock warrants for services	—	21
Revaluation of warrant liability	(13)	(4)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(222)	—
Other assets	(142)	(181)
Accounts payable	8	7
Other current liabilities	480	363
Net cash used in operating activities	(8,228)	(3,277)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(13)	(52)
Net cash used in investing activities	(13)	(52)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	6	50
Issuance of Series A redeemable convertible preferred stock
- net of issuance costs	—	6,454
Issuance of Series B redeemable convertible preferred stock
- net of issuance costs	9,351	—
Net cash provided by financing activities	9,357	6,504

Net increase in cash and cash equivalents	1,116	3,175
Cash and cash equivalents at beginning of period	3,175	—
Cash and cash equivalents at end of period	$4,291	$3,175

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock warrants for services	$—	$21
Issuance of common stock warrants in connection with Series A redeemable convertible preferred stock	$—	$136
Issuance of common stock warrants in connection with Series B redeemable convertible preferred stock	$84	$—
Accretion of Series A redeemable convertible preferred stock	$2,616	$2,278
Accretion of Series B redeemable convertible preferred stock	$3,425	$—

See accompanying notes to financial statements.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Business Organization, Nature of Operations

Movano Inc. (the “Company” or “Movano” or “Our”) was incorporated in Delaware on January 30, 2018 as Maestro Sensors Inc. and changed its name to Movano Inc. on August 3, 2018. The Company is in the development-stage and is developing health-focused technologies to enhance the quality of life for people affected by chronic health conditions. Our initial product currently in development is a wearable, non-invasive continuous glucose monitor that will allow users to manage their glucose levels painlessly, with confidence and in ways that best fit their lifestyle.

Since inception, the Company has engaged in only limited research and development of product candidates and underlying technology. As of December 31, 2019, the Company had not yet completed the development of its product and had not yet recorded any revenues. To date, the Company’s operations have been funded through sales of common stock and preferred stock. In March and April 2018, the Company sold in a private placement 2,692,253 shares of Series A redeemable convertible preferred stock (“Series A preferred stock”) and raised approximately $6.3 million in net proceeds (See Note 6). In March and June 2019, the Company sold in a private placement 4,942,319 shares of Series B redeemable convertible preferred stock (“Series B preferred stock”) and raised approximately $9.3 million in net proceeds (See Note 6).

Note 2 – Going Concern and Management Plans

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred losses from operations and has generated negative cash flows from operating activities since inception. The Company expects to continue to incur net losses for the foreseeable future as it continues the development of its technology. Based upon the Company’s current expectations and projections for the next year, the Company believes that it will not have sufficient liquidity necessary to sustain operations through the twelve months from the date of issuance of these financial statements if the Company is unable to raise additional funding. The Company is currently pursuing additional funding through equity financing; however, no assurance can be given that the Company will be successful in raising the required capital at reasonable cost and at the required times, or at all. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of recorded assets and liabilities that may be necessary in the event the Company cannot continue as a going concern.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods.

Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual of research and development expenses, the valuation of common stock, stock options and warrants, and income tax expense. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates or assumptions.

Unaudited Pro Forma Financial Information

Immediately prior to the completion of an initial public offering (“IPO”) of the Company’s common stock, all outstanding shares of the Series A and B redeemable convertible preferred stock will convert into shares of common stock. Pro forma basic and diluted net loss per share attributable to common stockholders has been computed to give effect to the conversion of all outstanding shares of the Series A and B redeemable convertible preferred stock. The unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2019 has been computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of the Series A and B redeemable convertible preferred stock as if such conversion had occurred at the beginning of the period or their issuance dates, if later. The unaudited pro forma net loss per common share does not include the shares of common stock expected to be sold in, and related proceeds to be received from, the IPO.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment. The Company’s chief operating decision maker is the chief executive officer.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. All cash and cash equivalents are held in United States financial institutions. Cash equivalents consist of interest-bearing money market accounts. The amounts deposited in the money market accounts exceeds federally insured limits. The Company has not experienced any losses related to this account and believes the associated credit risk to be minimal due to the financial condition of the depository institutions in which those deposits are held.

The Company has no financial instruments with off-balance sheet risk of loss.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the related asset. Computer software and hardware, office equipment and furniture, and test equipment are depreciated over five years. Maintenance and repairs that do not extend the life of or improve an asset are expensed in the period incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Research and Development Expense

Research and development expenses consist primarily of external and internal costs incurred for the design and configuration of the Company’s product. All research and development costs are expensed as incurred.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Software Development Costs

Costs related to software development are included in research and development expense until the point that technological feasibility is reached, which, for Our product, will be shortly before the product is released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the product. During the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, no development costs were capitalized.

Impairment of Long-Lived Assets

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective issuance price less issuance costs on the dates of issuance. Under certain circumstances the Company will be required to redeem the Series A and Series B redeemable convertible preferred stock unless an IPO has been consummated prior to April 1, 2021, or an extension or waiver is obtained upon approval of a majority of the holders of such preferred stock. As the preferred stock becomes redeemable due to the passage of time and the Company believes the likelihood of an event requiring conversion prior April 1, 2021 is remote, the Company considers the preferred stock to be redeemable as of April 1, 2021. The Company records the accretion of the Series A and B preferred stock balances to their respective redemption amounts using the effective interest method. The redeemable convertible preferred stock is presented outside of stockholders’ deficit on the balance sheets.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As the Company maintained a full valuation allowance against it deferred tax assets, the changes resulted in no provision or benefit from income taxes during the year ended December 31, 2019 and during the period from January 30, 2018 (Inception) to December 31, 2018.

The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company establishes a liability for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company’s tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The liability is adjusted considering changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of liability provisions and changes to the liability that are considered appropriate. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Stock-Based Compensation

The Company measures equity classified stock-based awards granted to employees, directors, and nonemployees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term, the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures as they occur.

Fair Value Measurements

The Company accounts for certain of its financial assets and liabilities at fair value. The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1 –	Quoted prices in active markets for identical assets or liabilities.
Level 2 –	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.
Level 3 –	Significant unobservable inputs that cannot be corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

The following tables provide a summary of the assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2019 and 2018 (in thousands).

	December 31, 2019
	Fair Value	Level 1	Level 2	Level 3

Assets – money market funds	$4,101	$4,101	$—	$—
Warrant liability	$32	$—	$—	$32

	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3

Assets – money market funds	$3,088	$3,088	$—	$—
Warrant liability	$21	$—	$—	$21

Level 3 financial liabilities consist of the warrant liabilities for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate. In 2018, the Company issued common stock warrants to the placement agents of its Series A preferred stock issuance. At December 31, 2018 these warrants are classified within level 3 of the valuation hierarchy. In 2019, the Company issued common stock warrants to the placement agents of its Series B preferred stock issuance. At December 31, 2019 the warrants related to both of these offerings are classified within level 3 of the valuation hierarchy.

The carrying amounts of cash and cash equivalents, prepaid expenses, accounts payable, and accrued expenses approximate fair value due to the short-term nature of these instruments.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. The net loss attributable to common stockholders is calculated by adjusting the net loss of the Company for the accretion on the Series A and B redeemable convertible preferred stock and cumulative dividends on Series A and B redeemable convertible preferred stock. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since the effects of potentially dilutive securities are antidilutive.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740). The amendments in this update provide further simplification of accounting standards for the accounting for income taxes. Certain exceptions for requirements regarding the accounting for franchise taxes, tax basis of goodwill, and tax law rate changes are made. This guidance is effective for annual reporting periods beginning after December 15, 2020, including interim periods within that reporting period, with early adoption permitted. The Company does not believe this guidance will have a significant impact on the financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 720) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update provide simplification and revision of accounting standards for the disclosures related to fair value measurement. Certain disclosure requirements were removed by this pronouncement. Modifications to existing disclosure requirements include: (1) clarifying that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date and (2) requiring disclosure about the timing of liquidation of an investee’s assets for those entities that calculate net asset value only if the investee has communicated the timing or announced it publicly. Additional disclosures that were added include: (1) changes in unrealized gains and losses for recurring Level 3 fair value investments held at the end of the reporting period and (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for the Company on January 1, 2020. The Company does not believe this guidance will have a significant impact on the financial statements and related disclosures.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity, Derivatives and Hedging - (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, which simplifies the accounting for financial instruments with down round features amongst other changes. ASU 2017-11 is effective for the Company as of January 1, 2020 and requires the use of a full or modified retrospective approach. Early adoption is permitted. The Company does not believe this guidance will have a significant impact on the financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which requires the early recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 is effective for the Company as of January 1, 2021 and requires the use of a transition model that will result in the earlier recognition of allowances for losses. Early adoption is not permitted. The Company does not believe this guidance will have a significant impact on the financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, which requires all entities that lease assets under leases with terms of more than 12 months to capitalize the assets and related lease liabilities on the balance sheet. ASU 2016-02 is effective for the Company as of January 1, 2021 and requires the use of a modified retrospective transition approach for its adoption, with the option of applying the provisions at the beginning of the earliest comparative period presented in the financial statements or at the beginning of the period of adoption. Early adoption is permitted and the Company plans to adopt ASU 2016-02 on January 1, 2021 The Company does not currently have any leases which are for a term greater than one year and, thus, the adoption of ASU 2016-02 will have no immediate impact on the Company’s financial statements and related disclosures.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 4 – Property and Equipment

Property and equipment, net, as of December 31, 2019 and 2018, consisted of the following (in thousands):

	December 31,
	2019	2018
Office equipment and furniture	$43	$30
Test equipment	22	22
Total property and equipment	65	52
Less: accumulated depreciation	(14)	(3)
Total property and equipment, net	$51	$49

Total depreciation expense related to property and equipment was approximately $11,000 and $3,000 for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, respectively.

Note 5 – Other Current Liabilities

Other current liabilities as of December 31, 2019 and 2018 consisted of the following (in thousands):

	2019	2018
Accrued research and development	$365	$182
Accrued compensation	79	78
Accrued vacation	150	72
Accrued legal expense	129	13
Accrued accounting and auditing expense	66	—
Accrued consulting expense	46	—
Other	8	18
	$843	$363

Note 6 – REDEEMABLE Convertible Preferred Stock

On March 28, 2019, the Company’s board of directors (the “Board”) approved the Second Amended and Restated Certificate of Incorporation which (i) increased the number of shares of common stock the Company is authorized to issue to 22,069,652; (ii) increased the number of shares of preferred stock the Company is authorized to issue to 7,930,348, of which 2,692,253 shares were designated as Series A preferred stock and 5,238,095 shares were designated as Series B preferred stock; (iii) amended and set a fixed conversion price of Series A preferred stock to $1.40; and (iv) extended the IPO Commitment Date from April 1, 2020 to no later than March 31, 2021.

The Company assessed the accounting treatment of the amendment of the Certificate of Incorporation related to the Series A preferred stock and determined that the amendment is a modification for accounting purposes. After considering the nature of the changes as a result of the amendment, the Company determined the modification of the Series A preferred stock did not have a significant impact on the financial statements.

On various dates from March 2019 through August 2019, the Company issued 4,942,319 shares of Series B preferred stock at $2.10 per share for net cash proceeds of $9.3 million. The Series B preferred stock has a liquidation preference of an amount equal to the greater of (i) two times the original issue price of $2.10 per share (adjusted for stock splits, stock dividends, stock combination, recapitalizations and certain similar events) plus any declared and unpaid dividends thereon or (ii) the amount per share that would have been received by the holders had the Series B preferred stocks been converted into common stock immediately prior to such liquidation, dissolution or winding-up plus any declared and unpaid dividends thereon, pari passu with the Series A preferred stock and in preference to any distributions to the holders of common stock.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

The Series B preferred stock was measured and recorded at the transaction price net of issuance costs, resulting in an initial value of $9.3 million. The accretion to the carrying value of the Series B preferred stock was recorded as a charge to additional paid in capital. The accumulated accretion as of December 31, 2019 was $3.4 million, which resulted in an adjusted Series B preferred stock carrying value of $12.7 million.

In March and April 2018, the Series A preferred stock was measured and recorded at the transaction price net of issuance costs, resulting in an initial value of $6.3 million. The accretion to the carrying value of the Series A preferred stock was recorded as a charge to additional paid in capital. The accumulated accretion as of December 31, 2019 was $4.9 million, which resulted in an adjusted Series A preferred stock carrying value of $11.2 million.

As of December 31, 2019 and 2018, the Company had the following shares of redeemable convertible preferred stock outstanding (in thousands, except for the share and per share amounts):

At December 31, 2019:

Class	Original Issue Price per Share	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference	Redemption Value
A	$2.60	2,692,253	2,692,253	$11,212	$14,749	$15,274
B	$2.10	5,238,095	4,942,319	$12,692	$21,233	$22,011

At December 31, 2018:

Class	Original Issue Price per Share	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Preference	Redemption Value
A	$2.60	2,885,000	2,692,253	$8,596	$14,315	$14,840

The significant rights and preferences of the outstanding redeemable convertible preferred stock are as follows:

Dividends – The holders of Series B and Series A preferred stock (“Holders”) are entitled to receive, on a pari passu basis, out of funds legally available therefor, prior and in preference to any declaration or payment of any dividend on the Company’s common stock, cumulative dividends on the preferred stock at the rate of 6% per annum of the original issue price (adjusted for stock splits, stock dividends, stock combination, or other similar transactions), except in the event of default, in which case dividends shall accrue at 12% per annum. Such dividends shall be deemed to accrue from the issuance date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. Dividends shall be calculated on the basis of a 365-day year, and be payable when, as and if declared by the Board.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2019, cumulative, unpaid dividends were approximately $476,000 and $749,000 on the Series B and Series A preferred stock, respectively. Since inception to date, no dividends have been declared or paid.

Redemption – Under certain circumstances the Company will be required to redeem the Series B and Series A preferred stock (collectively, the “preferred stock”), unless an IPO has been consummated prior to April 1, 2021 (“IPO Commitment Date”), or an extension or waiver is obtained upon approval of a majority of the holders of preferred stock (“Required Holders”), whereby each outstanding share of preferred stock shall be redeemed by the Company at a price of two times the original issue price (adjusted for stock splits, stock dividends, stock combination, or other similar transactions), plus all accrued but unpaid dividends (“Redemption Price”), in cash. Further, upon an event of default and while the event of default is continuing, the Required Holders may elect to cause the Company to redeem the preferred stock through distribution of the Company’s assets and property equal in value to the Redemption Price.

As the preferred stock becomes redeemable due to the passage of time and the Company believes the likelihood of an event requiring conversion prior to the IPO Commitment Date is remote, the Company considered the preferred stock to be redeemable as of April 1, 2021. Therefore, in April 2019 and April 2018, the Company began recording the accretion of the Series B and Series A preferred stock balances, respectively, to their respective Redemption Prices using the effective interest method and will continue recording the accretion up to the IPO Commitment Date.

Liquidation Preference – In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary (a “Liquidation Event”), the Holders shall be entitled to a liquidation preference of an amount equal to the greater of (i) two times the original issue price per share (adjusted for stock splits, stock dividends, stock combination, recapitalizations and certain similar events) plus any accrued and unpaid dividends thereon or (ii) the amount per share of common stock that would have been received had the preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding-up, plus any accrued and unpaid dividends. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of the preferred stock, then the assets shall be distributed ratably among the holders of the preferred stock in proportion to the full amounts to which they would otherwise be respectively entitled.

Voting Rights – The holders of preferred stock are entitled to vote on an as-converted basis with the common stock, assuming conversion of the Series B and Series A preferred stock at $2.10 and $1.40 (as adjusted for stock splits, stock dividends, stock combination, recapitalizations and certain similar events), respectively.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Conversion – Upon consummation of an IPO or upon consummation of a subsequent placement or offering of equity or equity linked securities of the Company approved by the Holders, each share of preferred stock shall automatically convert, through no further action on the part of the Company or the Holders, into that number of shares of common stock equal to the quotient of (i) the original issue price (adjusted for stock splits, stock dividends, stock combination, or other similar transactions) plus all accrued and unpaid dividends divided by (ii) the conversion price. The conversion prices for Series B and Series A preferred stock shall be $2.10 and $1.40, respectively, as adjusted for stock splits, stock dividends, stock combinations, recapitalizations, or the like that occur after the original issuance date.

Further, at any time after the issuance date and until ten calendar days prior to the consummation of the IPO, each Holder shall be entitled to convert its preferred stock into that number of shares of common stock equal to the quotient of (i) the original issue price (adjusted for stock splits, stock dividends, stock combination, or other similar transactions) plus all accrued and unpaid dividends divided by (ii) the conversion price. The conversion price for the purpose of this optional conversion for Series B and Series A preferred shares shall be equal to $2.10 and $1.40, respectively, as adjusted for stock splits, stock dividends, stock combinations, recapitalizations, or the like that occur after the issuance date.

Protective Provisions – The affirmative vote of the Required Holders will be necessary to (1) authorize shares, increase the authorized number of shares, or issue any additional shares of preferred stock or any shares of capital stock of the Company having any right, preference or priority ranking senior to or pari passu with preferred stock; (2) authorize, adopt or approve any amendment to the Certificate of Incorporation or the Bylaws that would increase or decrease the par value of the shares of the preferred stock, alter or change the powers, preferences or rights of the shares of preferred stock, or alter or change the powers, preferences or rights of any other capital stock of the Company if after such alteration or change such capital stock would be senior to or pari passu with preferred stock; (3) amend, alter or repeal the Certificate of Incorporation or the Bylaws so as to affect the shares of preferred stock adversely, including in connection with a merger, recapitalization, reorganization or otherwise; (4) authorize or issue any security convertible into or exchangeable for shares of capital stock of the Company having any right, preference or priority ranking senior to or pari passu with preferred stock; (5) organize a subsidiary of the Company; or (6) pay any dividend on any junior securities or make any payment on account of the purchase, redemption, or other retirement of any junior securities (or any instruments convertible into any junior securities), and shall not permit any corporation or other entity directly or indirectly controlled by the Company to purchase or redeem any junior securities or any such warrants, rights, calls or options.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 7 – Common Stock

As of December 31, 2019, the Company was authorized to issue 22,069,652 shares of common stock with a par value of $0.0001 per share, and 4,539,584 shares were issued and outstanding.

Of the 4,040,000 shares issued in 2018, 400,000 shares were issued to the Company’s founder at inception pursuant to a Restricted Stock Purchase Agreement. The Restricted Stock Purchase Agreement stipulates that in the event of the voluntary or involuntary termination of the Company’s founder’s continuous service status for any reason (including death or disability), with or without cause, the Company or its assignees(s) shall have an option (“Repurchase Option”) to repurchase all or any portion of the shares held by the Purchaser as of the termination date which have not yet been released from the Company’s Repurchase Option at the original purchase price of $0.0125 per share. Shares are to be released from the Repurchase Option over four years. The initial 12/48ths of the shares were released on January 30, 2019, and an additional 1/48th of the shares are being released monthly thereafter. As of December 31, 2019, 208,333 of the shares issued to the Company’s founder remain subject to the Repurchase Option. These shares were originally purchased by the Company’s founder at $0.0125 per share.

The remainder of the shares issued in 2018 total 3,640,000, and those shares were also issued pursuant to a Restricted Stock Purchase Agreement. The holders of these shares are considered related parties of the Company because the holders are directly related either to the founder or to the legal counsel of the Company. The same terms described above apply to these issuances. As of December 31, 2019, 1,895,834 of the shares issued to these holders remain subject to the Repurchase Option. These shares were originally purchased by the holders at $0.0125 per share.

Common stock reserved for future issuance as of December 31, 2019 is summarized as follows:

Conversion of redeemable convertible preferred stock	7,634,572
Warrants to purchase common stock	960,118
Stock options outstanding	3,027,200
Stock options available for future grants	972,800
Total shares of common stock reserved	12,594,690

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 8 – Common Stock Warrants

Consulting Warrants

On February 8, 2018, the Company entered into a consulting agreement with Liquid Patent Advisors, LLC (“LPV”) pursuant to which LPV agreed to provide business strategy and intellectual property advisory services. In connection with the consulting agreement, the Company issued warrants (“Consulting Warrants”) to purchase 303,000 shares of its common stock to four individuals at LPV. The Consulting Warrants have a term of five years and an exercise price of $0.0125 per share.

Preferred A Placement Warrants

On February 22, 2018, the Company entered into an agreement with National Securities Corporation (“NSC”), pursuant to which the Company engaged NSC as the Company’s exclusive financial advisor and placement agent in connection with an offering or series of offerings of Company securities. Specifically, NSC was the placement agent in connection with the sale of its Series A preferred stock.

In connection with the closing of Series A preferred stock offering, the Company issued warrants (“Preferred A Placement Warrants”) to purchase a total of 133,648 shares of its common stock to NSC on March 14, 2018 and April 23, 2018. On June 1, 2018, the Preferred A Placement Warrants were reassigned among NSC and three individuals at LPV. The Preferred A Placement Warrants have a term of five years and the exercise price is equal to the conversion price of Series A preferred stock upon its conversion. The number of common stock shares issuable pursuant to the warrants shall be equal to 10% of the aggregate number of common stock shares issued by the Company upon conversion of 1,336,485 shares of Series A preferred stock (as adjusted for stock splits, stock dividends, stock combination, recapitalizations and certain similar events). As of December 31, 2018, the Preferred A Placement Warrants were exercisable into 133,648 shares of the Company’s common stock with an exercise price of $2.60 per share.

The Second Amended and Restated Certificate of Incorporation that was approved on March 28, 2019 amended and fixed the conversion price of the Series A preferred stock at $1.40. As a result, on August 28, 2019, the Company elected to amend and reissue the Preferred A Placement Warrants, thereby reducing the exercise price to $1.40 and increasing the number of warrant shares by 109,200 to a total of 242,848 warrant shares. As of December 31, 2019, the Preferred A Placement Warrants were exercisable into 242,848 shares of the Company’s common stock with an exercise price of $1.40 per share.

Preferred A Lead Investor Warrants

On February 8, 2018, the Company entered into a letter agreement with several investors (“Series A Lead Investor”), pursuant to which the Company issued warrants (“Preferred A Lead Investor Warrants”) to purchase 336,612 shares of its common stock to the Series A Lead Investor in connection with the issuance of Series A preferred stock. The Preferred A Lead Investor Warrants were issued on March 14, 2018 and have a term of five years and an exercise price of $0.0125 per share. Under the letter agreement, the Series A Lead Investor was granted (1) a right of first refusal to purchase up to 100 percent of the securities sold in any offering of securities other than one that is led by an investor that is purchasing securities primarily for strategic, rather than financial, reasons; (2) the right to receive a warrant to purchase a number of shares of common stock equal to ten percent of the number of shares of common stock issued or issuable (in the case of convertible securities) pursuant to securities purchased by the Series A Lead Investor pursuant to the foregoing clause (1); and (3) a pre-emptive right (subject to customary pro rata underwriter cutbacks) to purchase a percentage of common stock sold in the Company’s IPO equal to the Series A Lead Investor’s percentage ownership of the Company’s common stock (assuming conversion of all convertible securities) as of immediately prior to such IPO and certain additional preemptive and other rights. All such rights will terminate upon the Company’s consummation of an IPO.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

On June 28, 2019, the Company elected to amend and reissue the Preferred A Lead Investor Warrants, thereby increasing the number of warrant shares by 139,172 to a total of 475,784 warrant shares. The remaining term and the exercise price of the warrants are the same as the original warrants.

Concurrent with this reissuance, the holders of the Preferred A Lead Investor Warrants exercised their warrants at an exercise price of $0.0125 per share. The number of shares issued from this exercise was 475,784 shares.

Preferred B Placement Warrants

On April 16, 2019, in connection with the Series B preferred stock offering, the Company issued warrants (“Preferred B Placement Warrants”) to purchase 414,270 shares of its common stock to NSC, Newbridge Securities Corporation, and five individuals at LPV. The Preferred B Placement Warrants have a term of five years and their exercise price is equal to $2.10, the conversion price of Series B preferred stock. The number of common stock shares issuable pursuant to the warrants shall be equal to 10% of the aggregate number of common stock shares issued by the Company upon conversion of 4,142,270 shares of Series B preferred stock (as adjusted for stock splits, stock dividends, stock combination, recapitalizations and certain similar events). As of December 31, 2019, the Preferred B Placement Warrants were exercisable into 414,270 shares of the Company’s common stock with an exercise price of $2.10 per share.

Preferred B Lead Investor Warrants

On March 28, 2019, in connection with the Series B preferred stock offering, the Company issued warrants (“Preferred B Lead Investor Warrants”) to purchase 23,800 shares of its common stock to several investors. The Preferred B Lead Investor Warrants have a term of 4.8 years and an exercise price of $0.0125 per share.

In June 2019, the holders of the Preferred B Lead Investor Warrants exercised their warrants at an exercise price of $0.0125 per share. The number of shares issued from this exercise was 23,800 shares.

The following is a summary of the Company’s warrant activity for the year ended December 31, 2019:

Warrant Issuance	Issuance	Outstanding, December 31, 2018	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2019	Expiration
Consulting Warrants	February 2018	303,000	—	—	—	303,000	February 2023
Preferred A Placement Warrants	March 2018	106,691	—	—	—	106,691	March 2023
Preferred A Placement Warrants	April 2018	26,957	—	—	—	26,957	April 2023
Preferred A Placement Warrants	August 2019	—	87,174	—	—	87,174	March 2023
Preferred A Placement Warrants	August 2019	—	22,026	—	—	22,026	April 2023
Preferred A Lead Investor Warrants	March 2018	336,612	—	(336,612)	—	—	March 2023
Preferred A Lead Investor Warrants	June 2019	—	139,172	(139,172)	—	—	March 2023
Preferred B Placement Warrants	April 2019	—	414,270	—	—	414,270	April 2024
Preferred B Lead Investor Warrants	June 2019	—	23,800	(23,800)	—	—	March 2024
		773,260	686,442	(499,584)	—	960,118

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

The following is a summary of the Company’s warrant activity for the period from January 30, 2018 (Inception) to December 31, 2018:

Warrant Issuance	Issuance	Outstanding, January 30, 2018 (Inception)	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2018	Expiration
Consulting Warrants	February 2018	—	303,000	—	—	303,000	February 2023
Preferred A Placement Warrants	March 2018	—	106,691	—	—	106,691	March 2023
Preferred A Placement Warrants	April 2018	—	26,957	—	—	26,957	April 2023
Preferred A Lead Investor Warrants	March 2018	—	336,612	—	—	336,612	March 2023
		—	773,260	—	—	773,260

Warrants Classified as Liabilities

Preferred A Placement Warrants

The Preferred A Placement Warrants were initially classified as a derivative liability because their variable exercise price terms did not qualify these as being indexed to the Company’s own common stock and will be measured at fair value on a recurring basis. The fair value of the Preferred A Placement Warrants is approximately $25,000 at issuance and is recorded as an issuance cost of the Series A preferred stock.

On March 28, 2019, the Company amended its Articles of Incorporation which removed the variable exercise price terms of the Preferred A Placement Warrants. However, the number of warrant shares that are convertible remains variable based on the total number of preferred shares that are ultimately converted to common shares and thus these warrants would not qualify it as being indexed to the Company’s own common stock, and will continue to be measured at fair value on a recurring basis.

On August 28, 2019, the Company elected to amend and reissue the Preferred A Placement Warrants thereby reducing the exercise price to $1.40 and increasing the number of warrant shares by 109,200 to a total of 242,848 warrant shares. The fair value of the incremental 109,200 warrants was not significant.

Preferred B Placement Warrants

The Preferred B Placement Warrants are classified as a derivative liability because the number of warrant shares that are convertible is variable based on the total number of shares of preferred stock that are ultimately converted to common stock and thus these do not qualify it as being indexed to the Company’s own common stock, and will be measured at fair value on a recurring basis. The fair value of the Preferred B Placement Warrants is $24,000 at issuance and is recorded as an issuance cost of the Series B preferred stock.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

A summary of the fair values at the issuance dates of the warrants classified as liabilities is as follows (amounts in thousands):

	Black-Scholes Fair Value Assumptions
Warrant Issuance	Issuance Date	Fair Value	Dividend Yield	Expected Volatility	Risk-Free Interest Rate	Expected Life
Preferred A Placement Warrants - initial issuance	March 2018	$25	—%	66.47%	2.65%	5.0 years
Preferred A Placement Warrants - amended and reissued	August 2019	$—	—%	63.04%	1.41%	3.6 years
Preferred B Placement Warrants - initial issuance	April 2019	$24	—%	63.28%	2.40%	5.0 years

The estimated fair value of outstanding warrants accounted for as liabilities is determined at each balance sheet date. Any decrease or increase in the estimated fair value of the warrant liability since the most recent balance sheet date is recorded in the statements of operations as a change in fair value of warrant liability. The fair values of the outstanding warrants accounted for as liabilities at December 31, 2019 and 2018 are calculated using the Black-Scholes option pricing model with the following assumptions:

	Black-Scholes Fair Value Assumptions - December 31, 2019
Warrant Issuance	Dividend Yield	Expected Volatility	Risk-Free Interest Rate	Expected Life
Preferred A Placement Warrants	—%	62.86%	1.63%	3.2 years
Preferred B Placement Warrants	—%	62.66%	1.67%	4.3 years

	Black-Scholes Fair Value Assumptions - December 31, 2018
Warrant Issuance	Dividend Yield	Expected Volatility	Risk-Free Interest Rate	Expected Life
Preferred A Placement Warrants	—%	64.24%	2.49%	4.2 years

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

The changes in fair value of the warrant liability for the year ended December 31, 2019 were as follows (in thousands):

Warrant Issuance	Warrant liability, December 31, 2018	Fair value of warrants granted	Fair value of warrants exercised	Change in fair value of warrants	Warrant liability, December 31, 2019
Preferred A Placement Warrants	$21	$—	$—	$(9)	$12
Preferred B Placement Warrants	—	27	—	(7)	20
	$21	$27	$—	$(16)	$32

The changes in fair value of the warrant liability for the period from January 30, 2018 (Inception) to December 31, 2018, (in thousands):

Warrant Issuance	Warrant liability, December 31, 2017	Fair value of warrants granted	Fair value of warrants exercised	Change in fair value of warrants	Warrant liability, December 31, 2018
Preferred A Placement Warrants	$—	$25	$—	$(4)	$21

Warrants Classified as Equity

Certain warrants are classified as equity instruments since they do not meet the characteristics of a liability or a derivative, and are recorded at fair value on the date of issuance using the Black-Scholes option pricing model with the following assumptions. Those warrants and the assumptions used to calculate the fair value at issuance are presented below:

	Black-Scholes Fair Value Assumptions
Warrant Issuance	Issuance Date	Fair Value	Dividend Yield	Expected Volatility	Risk-Free Interest Rate	Expected Life
Consulting Warrants	February 2018	$21	—%	66.75%	2.57%	5.0 years
Preferred A Lead Investor Warrants	February 2018	$111	—%	66.52%	2.61%	5.0 years
Preferred A Lead Investor Warrants	June 2019	$51	—%	63.55%	1.73%	3.7 years
Preferred B Lead Investor Warrants	April 2019	$9	—%	63.75%	1.75%	4.8 years

The fair value of the Consulting Warrants is $21,000 on the date of issuance and is recorded as consulting expense as a component of general and administrative expense for the period from January 30, 2018 (Inception) to December 31, 2018.

The fair value of the Preferred A Lead Investor Warrants is approximately $111,000 on the date of issuance and is recorded as an issuance cost to the Series A preferred stock.

The fair value of the additional Preferred A Lead Investor Warrants is approximately $51,000 on the date of issuance and is recorded as an issuance cost to the Series B preferred stock.

The fair value of the Preferred B Lead Investor Warrants is approximately $9,000 on the date of issuance and is recorded as an issuance cost to Series B preferred stock.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 9 – Stock-based Compensation

Adoption of 2018 Equity Incentive Plan

Effective as of March 13, 2018, the Company adopted the 2018 Equity Incentive Plan (“2018 EIP”) administered by the Board. The 2018 EIP provides for the issuance of incentive stock options, non-statutory stock options, and restricted stock awards, for the purchase of up to a total of 1,710,165 shares of the Company’s common stock to employees, directors, and consultants. The Board or a committee of the Board has the authority to determine the amount, type and terms of each award. The options granted under the 2018 EIP generally have a contractual term of ten years and a vesting term of four years with a one-year cliff. The exercise price for options granted under the 2018 EIP must generally be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board. The incentive stock options granted under the 2018 EIP to 10% or greater stockholders must have an exercise price at least equal to 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board, and have a contractual term of five years.

On March 28, 2019, the Board approved the Second Amendment to the 2018 Equity Incentive Plan (the “2018 EIP”) which provided for an increase in the aggregate number of shares of common stock that may be issued pursuant to the 2018 EIP from 960,000 to 1,710,165.

Effective as of November 18, 2019, the Company adopted the 2019 Omnibus Incentive Plan (“2019 Plan”) administered by the Board. The 2019 Plan provides for the issuance of incentive stock options, non-statutory stock options, and restricted stock awards, for the purchase of up to a total of 4,000,000 shares of the Company’s common stock to employees, directors, and consultants and replaces the 2018 EIP. The Board or a committee of the Board has the authority to determine the amount, type and terms of each award. The options granted under the 2019 Plan generally have a contractual term of ten years and a vesting term of four years with a one-year cliff. The exercise price for options granted under the 2019 Plan must generally be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board. The incentive stock options granted under the 2019 EIP to 10% or greater stockholders must have an exercise price at least equal to 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board, and have a contractual term of ten years.

As of December 31, 2019, the Company had 972,800 share-based awards available for future grant.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Stock Options

Stock option activity for the year ended December 31, 2019 and the period from January 30, 2018 (Inception) to December 31, 2018 was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Intrinsic Value
Outstanding at January 30, 2018	—	$—	—	$—
Granted under 2018 EIP	270,000	$0.68
Outstanding at December 31, 2018	270,000	$0.68	9.9 years	$—
Granted under 2018 EIP	556,600	$0.38
Granted under 2019 EIP	2,200,600	$0.38
Outstanding at December 31, 2019	3,027,200	$0.41	7.2 years	$—

No stock options vested or were exercised during the period from January 30, 2018 (Inception) to December 31, 2018.

The weighted average grant date fair value of options granted in 2018 was $0.25 per share.

The weighted-average grant date fair value of options granted during the year ended December 31, 2019 was $0.19 per share. No options were exercised during the year ended December 31, 2019. The fair value of the 281,365 options that vested during the year ended December 31, 2019 was $107,000.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of the stock option was estimated using the following weighted average assumptions for the year ended December 31, 2019 and during the period from January 30, 2018 (Inception) to December 31, 2018:

	2019	2018

Dividend yield	—%	—%
Expected volatility	53.64%	69.61%
Risk-free interest rate	1.61%	3.05%
Expected life	5.88 years	10 years

Dividend Rate—The expected dividend rate was assumed to be zero, as the Company had not previously paid dividends on common stock and has no current plans to do so.

Expected Volatility—The expected volatility was derived from the historical stock volatilities of several public companies within the Company’s industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate—The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Term—The expected term represents the period that the Company’s stock options are expected to be outstanding. The expected term of option grants that are considered to be “plain vanilla” are determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants not considered to be “plain vanilla,” the Company determined the expected term to be the contractual life of the options.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Forfeiture Rate—The Company made the one-time policy election to recognize forfeitures when they occur.

The Company has recorded stock-based compensation expense for the year ended December 31, 2019 and during the period from January 30, 2018 (Inception) to December 31, 2018 related to the issuance of stock option awards to employees and non-employees in the statement of operations and comprehensive loss as follows:

	2019	2018

Research and development	$42	$2
General and administrative	48	—
	$90	$2

As of December 31, 2019, unamortized compensation expense related to unvested stock options was $491,000, which is expected to be recognized over a weighted average period of 3.3 years.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies

Operating Leases

The Company has entered into the following operating lease agreements (amounts in thousands).:

					For the year ended	For the period from January 30, 2018 (Inception) to
					December 31, 2019	December 31, 2018
Operating Lease	Purpose of agreement	Commencement Date	Expiration Date	Monthly Payment	Rent Expense	Rent Expense

Facility lease -Pleasanton, California	Office space	December 2018	November 2019	$7	$80	$10
Facility lease -Pleasanton, California	Office space	September 2019	September 2020	$5	15	—
Facility lease -Dublin, California	Office space	October 2019	September 2020	$5	12	—
					$107	$10

The future minimum lease payments on the Pleasanton, California September 2019 agreement during 2020 are $40,500. The future minimum lease payments on the Dublin, California September 2019 agreement during 2020 are $43,200.

Litigation

From time to time, the Company may become involved in various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Management is not currently aware of any matters that may have a material adverse impact on the Company’s business, financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

No amounts associated with such indemnifications have been recorded as of December 31, 2019.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 11 – Income Taxes

The Company’s geographical breakdown of loss before provision for income taxes for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018 is as follows (in thousands):

	Year Ended December 31,	Period from January 30, 2018 (Inception) to December 31,
	2019	2018

Domestic	$(8,440)	$(3,488)
Foreign	—	—

Loss before income taxes	$(8,440)	$(3,488)

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal rate as follows:

	Year Ended December 31,	Period from January 30, 2018 (Inception) to December 31,
	2019	2018
US federal provision (benefit)
At Statutory rate	21%	21%
Research and development credit carryforward	—	2%
Valuation allowance	(21)%	(23)%
Effective tax rate	—	—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, the federal and state current and deferred income tax expense was zero.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2019 and 2018 are as follows (in thousands):

	2019	2018

Gross deferred tax assets:
Net operating loss carryforwards	$2,414	$701
Research and development credit carryforward	199	86
Stock-based compensation	10	—
Other	41	19
Total gross deferred tax assets	2,664	806
Less valuation allowance	(2,662)	(806)
Total deferred tax assets	2	—

Deferred tax liabilities:
Property and equipment	(2)	—
Total deferred tax liabilities	(2)	—

Net deferred tax assets	$—	$—

During 2019, the Company has maintained a valuation allowance against the net deferred tax assets due to the uncertainty surrounding the realization of those assets. The Company periodically evaluates the recoverability of the deferred tax assets and, when it is determined to be more-likely-than-not that the deferred tax assets are realizable, the valuation allowance is reduced. The valuation allowance increased by approximately $1,856,000 and $806,000 during the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018, respectively.

As of December 31, 2019 and 2018, the Company has federal net operating loss carryforwards of approximately $11.5 million and $3.3 million, respectively, all of which do not expire. The net operating loss carryforwards may be available to offset future taxable income for income tax purposes.

As of December 31, 2019, the Company has federal research and development (“R&D”) credit carryforwards of approximately $132,000. The federal R&D credits begin to expire in 2039.

As of December 31, 2019, the Company has California R&D credit carryforwards of approximately $274,000. The California R&D credits do not expire.

The Internal Revenue Code imposes limitations on a corporation’s ability to utilize net operating loss (“NOL”) and credit carryovers if it experiences an ownership change as defined in Section 382. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. If an ownership change has occurred, or were to occur, utilization of the Company’s NOLs and credit carryovers could be restricted.

The Company accounts for uncertainty in income taxes pursuant to the relevant authoritative guidance. The guidance clarified the recognition of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. No liability related to uncertain tax positions is recorded in the financial statements.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Total gross unrecognized tax benefit liabilities as of December 31, 2019 and 2018 were approximately $164,000 and $32,000, respectively, related to Federal and California R&D credits. As of December 31, 2019 and 2018, the Company had no unrecognized tax benefits, which, if recognized would affect the Company’s effective tax rate due to the full valuation allowance. The Company’s policy is to classify interest and penalties related to unrecognized tax benefits as part of the income tax provision in the statements of operations. The Company had no accrued interest and penalties related to unrecognized tax benefits as of December 31, 2019.

The following is a rollforward of the total gross unrecognized tax benefits for the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018 (in thousands):

	Year Ended December 31,	Period from January 30, 2018 (Inception) to December 31,
	2019	2018

Beginning Balance	$32	$—
Gross Increases - Tax Position in Current Period	132	32

Ending Balance	$164	$32

All tax years remain subject to examination by the U.S. federal and state taxing authorities due to the Company’s net operating losses and R&D credit carry carryforward.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 12 – NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets for the computation of the basic and diluted net loss per share attributable to common stockholders during the year ended December 31, 2019 and for the period from January 30, 2018 (Inception) to December 31, 2018 is as follows (in thousands, except share and per share data):

	Year Ended December 31,	Period from January 30, 2018 (Inception) to December 31,
	2019	2018
Numerator:
Net loss and comprehensive loss	$(8,440)	$(3,488)
Accretion and dividends on redeemable convertible preferred stock	(6,041)	(2,278)
Net loss attributable to common stockholders	$(14,481)	$(5,766)
Denominator:
Weighted-average common shares outstanding	1,577,714	—

Net loss per share attributable to common stockholders, basic and diluted	$(9.18)	$—

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and for the period from January 30, 2020 (Inception) to December 31, 2018 because including them would have been antidilutive are as follows:

	Year Ended December 31,	Period from January 30, 2018 (Inception) to December 31,
	2019	2018
Shares of redeemable convertible preferred stock	7,634,572	2,692,253
Non-vested shares under restricted stock grants	2,104,167	4,040,000
Shares subject to options to purchase common stock	2,977,000	270,000
Shares subject to warrants to purchase common stock	960,118	773,260
Total	13,675,857	7,775,513

For the year ended December 31, 2019, performance based option awards for 50,200 shares of common stock are not included in in the table above or considered in the calculation of diluted earnings per share until the performance conditions of the option award are considered probable by the Company.

Additionally, until March 28, 2019, when the Board approved the Second Amended and Restated Certificate of Incorporation, Series A preferred stock converted into a variable number of shares of common stock. The Company has estimated the number of shares of redeemable convertible preferred stock for the period from January 30, 2018 (Inception) to December 31, 2018 that the Series A preferred stock converted into common stock on a one to one basis.

Movano Inc.

NOTES TO FINANCIAL STATEMENTS

Note 13 – Subsequent Events

Subsequent events have been evaluated through June 30 2020, the date the financial statements were available to be issued.

Bridge Financing

The Company executed a bridge financing between February and June 2020, which raised gross proceeds of $8.6 million, including approximately $0.5 million as payment for services. The financing was structured as a subordinated convertible promissory note with a two-year term and annual interest rate of 4%. Unless earlier converted, the notes shall automatically convert into the most senior series of the Company’s outstanding preferred stock at a price per share based on valuation determined by dividing $60 million (the Valuation Cap) by the Company’s then outstanding, fully-diluted capitalization, upon the earlier of (a) 24 months from the Initial Closing or (b) the time at which the balance is due and payable upon an Event of Default (as defined in the notes). The notes convert automatically upon an equity financing (preferred stock or common stock) for an aggregate gross purchase price paid to the Company of no less than $5 million, at a conversion price equal to the lower of (a) 80% of the lowest per-share selling price in the Next Financing or (b) the implied per-share price determined by dividing the Valuation Cap by the Company’s then outstanding, fully-diluted capitalization immediately prior to the initial closing of the Next Financing, which is defined as the Company’s next sale of its common stock or preferred stock in a single transaction or a series of transactions that occur within 24 months after the initial closing and where the aggregate purchase price is at least $5 million. If the Company completes a change of control transaction before the payment or conversion of the entire balance under each Note, then the Notes shall automatically convert into the Company’s most senior outstanding series of capital stock at an implied price per share price determined by dividing the Valuation Cap by the Company’s then outstanding, fully-diluted capitalization immediately prior to such change of control transaction.

On January 29, 2020, the Company entered into a non-exclusive agreement with Newbridge Securities Corporation (“Newbridge”) to serve as a placement agent in connection with the offering of up to $7.0 million of the Company’s convertible debt securities. Newbridge will receive a fixed placement fee equal to 6% of the gross purchase paid for the convertible debt securities. Additionally, upon the final closing of the offering, the Company will issue warrants for the Company’s common stock at a ratio of 20,000 warrants for every $1,000,000 in convertible debt securities privately placed by Newbridge.

On June 25, 2020, the Company entered into a non-exclusive agreement with NSC to serve as a placement agent in connection with the offering of up to $10.0 million of the Company’s convertible debt securities. NSC will receive a cash fee equal to 6% of the total face value of the convertible debt securities that are sold. Additionally, upon the final closing of the offering, the Company will issue warrants for its common stock at a ratio of 20,000 warrants for every $1,000,000 in convertible debt securities privately placed by NSC.

Paycheck Protection Program

On May 27, 2020, the Company received loan proceeds in the amount of approximately $351,000 under the Paycheck Protection Program (“PPP”).  The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, which includes payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.  The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot ensure that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

World Pandemic

Subsequent to December 31, 2019, the World Health Organization declared the novel coronavirus outbreak a public health emergency. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact Our research operations and could have an adverse impact on Our business and Our financial results. The Company will continue to monitor the situation closely, but given the uncertainty about the situation, we cannot estimate the impact to Our financial statements.

MOVANO INC.

Shares of Common Stock

PROSPECTUS

[●]

Until            , 2020, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the initial listing fee for Nasdaq.

SEC Filing Fee	$-
FINRA Fee	$-
Underwriters' Legal Fees and Expenses	$-
Nasdaq Fee	$-
Printing Expenses	$-
Accounting Fees and Expenses	$-
Legal Fees and Expenses	$-
Transfer Agent and Registrar Expenses	$-
Miscellaneous	$-
Total	$-

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the Third Amended and Restated Certificate of Incorporation of Movano Inc., a Delaware corporation.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

In the case of an action by or in the right of the corporation to procure a judgment in its favor, Section 145 of the DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL also permits a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Article NINTH of our Third Amended and Restated Certificate of Incorporation states that our directors shall not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

Article EIGHTH of our Third Amended and Restated Certificate of Incorporation and Section 6.1 of our Amended and Restated Bylaws provide that we shall indemnify (and advance expenses to) our officers and directors to the full extent permitted by the DGCL.

Effective upon the closing of this offering, we will have directors’ and officers’ liability insurance insuring our directors and officers against liability for acts or omissions in their capacities as directors or officers, subject to certain exclusions. Such insurance also insures us against losses which we may incur in indemnifying our officers and directors.

As permitted by the DGCL, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against various actions including, but not limited to, third-party actions where such director or executive officer, by reason of his or her corporate status, is, or is threatened to be made, a party to or participant in any threatened, pending or completed action, or by reason of anything done or not done by such director in any such capacity. We are obligated to indemnify directors and executive officers against all costs, fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such directors or executive officers in connection with such action, if such directors or executive officers acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also must advance to our directors and executive officers expenses (including attorney’s fees) incurred by or on behalf of such directors and executive officers no later than 30 days after our receipt of a statement or statements from directors or executive officers requesting such payments from time to time. Pursuant to the indemnification agreements, the directors or executive officers undertake to repay and advance to the extent it is ultimately determined that they are not entitled to be indemnified by us.

Prior to the closing of this offering, we plan to enter into an underwriting agreement, which will provide that the underwriter is obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we issued the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”).

Stock, Warrants and Convertible Notes

On January 30, 2018, we sold a total of 4,040,000 shares of common stock to Leabman Holdings LLC, MS Investments LLC, Silverdata Holdings LLC and the founder of our Company for an aggregate offering price of $50,500.

On February 8, 2018, we issued certain individuals warrants to purchase an aggregate of 303,000 shares of our common stock as consideration for consulting services. The warrants had a term of five years and an exercise price of $0.0125 per share.

In March and April 2018, we sold an aggregate of 2,692,253 shares of our Series A Redeemable Convertible Preferred Stock to 32 accredited investors at an aggregate offering price of $6,999,876.

On March 14, 2018, in connection with the consummation of the placement of our Series A Redeemable Convertible Preferred Stock on that date, we issued to NSC a warrant to purchase 106,691 shares of our common stock as consideration for its service as placement agent. NSC later assigned approximately nine-tenths of the warrant (a total of 96,023 shares) among three accredited investors. The warrant had a term of five years and an exercise price of $2.60 per share, which was subsequently amended to $1.40 per share. Upon consummation of the offering and the automatic conversion of the Series A Redeemable Convertible Preferred Stock in connection therewith, these warrants will adjust and become exercisable for a number of shares of common stock equal to 10% of the aggregate number of shares of common stock issued by the Company upon conversion of the 1,038,067 shares of Series A preferred stock issued on March 14, 2018, inclusive of shares issued upon conversion of accrued dividends on such shares.

In connection with the consummation of the placement of our Series A Redeemable Convertible Preferred Stock, on March 14, 2018 and June 28, 2019, we issued to Emily Wang Fairbairn, acting as lead investor, warrants to purchase 336,612 and 139,172 shares of our common stock, respectively. Ms. Fairbairn later assigned three-fourths of the warrant among three accredited investors. The warrant had a term of five years and an exercise price of $0.0125. These warrants were exercised in full on June 28, 2019.

On April 23 2018, in connection with the consummation of the second placement of our Series A Redeemable Convertible Preferred Stock on that date, we issued to NSC a warrant to purchase 26,957 shares of our common stock as consideration for its service as placement agent. NSC later assigned approximately nine-tenths of the warrant (a total of 24,260 shares) among three accredited investors. The warrant had a term of five years and an exercise price of $2.60 per share, which was subsequently amended to $1.40 per share. Upon consummation of the offering and the automatic conversion of the Series A Redeemable Convertible Preferred Stock in connection therewith, these warrants will adjust and become exercisable for a number of shares of common stock equal to 10% of the aggregate number of shares of common stock issued by the Company upon conversion of the 269,573 shares of Series A preferred stock issued on April 23, 2018, inclusive of shares issued upon conversion of accrued dividends on such shares.

In March and June 2019, we sold an aggregate of 4,942,319 shares of our Series B Redeemable Convertible Preferred Stock to 185 accredited investors at an aggregate offering price of $10,377,820.

On March 28, 2019, in connection with the consummation of the placement of our Series B Redeemable Convertible Preferred Stock on that date, we issued to Emily Wang Fairbairn, acting as lead investor, a warrant to purchase 23,800 shares of our common stock. Ms. Fairbairn later assigned three-fourths of the warrant among three accredited investors. The warrant had a term of five years and an exercise price of $0.0125. These warrants were exercised in full on June 28, 2019.

On April 16, 2019, in connection with the consummation of the placement of our Series B Redeemable Convertible Preferred Stock, we issued to NSC a warrant to purchase 414,270 shares of our common stock as consideration for its service as placement agent. NSC later assigned approximately nine-tenths of the warrant (a total of 372,843 shares) among six accredited investors. The warrant had a term of five years and an exercise price of $2.10 per share. Upon consummation of the offering and the automatic conversion of the Series B Redeemable Convertible Preferred Stock in connection therewith, these warrants will adjust and become exercisable for a number of shares of common stock equal to 10% of the aggregate number of shares of common stock issued by the Company upon conversion of the 4,142,270 shares of Series B preferred stock issued on March 3, 2019, inclusive of shares issued upon conversion of accrued dividends on such shares.

From February through August of 2020, we issued convertible promissory notes in an aggregate principal amount of $12,500,000 to 316 accredited investors, including $0.7 million as payment for services.

On August 27, 2020, in connection with the consummation of the placement of our convertible promissory notes, we issued to Emily Wang Fairbairn, acting as lead investor, a warrant to purchase 10,000 shares of our common stock. The warrants had a term of five years and an initial exercise price of $2.97 per share.

On August 27, 2020, in connection with the consummation of the placement of our convertible promissory notes, we issued to Newbridge Securities and NSC warrants to purchase 161,830 and 42,220 shares, respectively, of our common stock as consideration for their services as placement agent. The warrants had a term of five years and an initial exercise price of $2.97 per share.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. Each of the recipients of securities in these transactions was an accredited investor and there was no form of general solicitation or general advertising relating to the offer.

Stock Options and Stock Awards

Effective on June 20, 2018, we granted to certain employees, directors and consultants, as consideration for their service to the Company, options to purchase an aggregate of 270,000 shares of our common stock at an exercise price of $0.68 per share.

Effective November 11, 2019, we granted to certain employees, directors and consultants, as consideration for their service to the Company, options to purchase an aggregate of 2,757,200 shares of our common stock at an exercise price of $0.38 per share.

Effective July 16, 2020, we granted to one employee, as consideration for his service to the Company, 140,000 fully vested shares of our common stock.

All of the stock options and stock awards described above were granted in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that all of the options and stock awards described above were issued pursuant qualifying “compensatory benefit plans”.

ITEM 16. EXHIBITS

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement*
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	Bylaws of the Registrant, as currently in effect
3.3	Third Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering*
3.4	Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering*
4.1	Specimen Certificate representing shares of common stock of the Registrant*
4.2	Form of Underwriter Warrant*
4.3	Form of Amended and Restated Warrant to Purchase Common Stock issued to the placement agent in the Registrant’s 2018 private placement offering
4.4	Form of Amended and Restated Warrant to Purchase Common Stock issued the placement agent in the Registrant’s 2019 private placement offering
5.1	Opinion of K&L Gates LLP*
10.1	Movano Inc. 2019 Omnibus Incentive Plan*†
10.2	Form of Stock Option Award Agreement under 2019 Omnibus Incentive Plan*†
10.3	Non-Employee Director Compensation Policy, to be in effect upon completion of this offering*†
10.4	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers
10.5	Offer Letter, dated November 29, 2019, by and between the Registrant and Michael Leabman †
10.6	Offer Letter, dated November 29, 2019, by and between the Registrant and Phil Kelly †
10.7	Offer Letter, dated November 29, 2019, by and between the Registrant and J. Cogan †
10.8	Form of Securities Purchase Agreement between the Registrant and investors for an offering completed on April 23, 2018*
10.9	Form of Registration Rights Agreement between the Registrant and investors for an offering completed on April 23, 2018*
10.10	Form of Consent and Amendment Agreement between the Registrant and investors participating in the offering completed on April 23, 2018*
10.11	Form of Securities Purchase Agreement between the Registrant and investors for an offering completed on March 28, 2019*
10.12	Form of Amended and Restated Registration Rights Agreement between the Registrant and investors for an offering completed on March 28, 2019*
10.13	Form of Note Purchase Agreement between the Registrant and investors for an offering completed on February 28, 2020*
10.14	Form of Subordinated Convertible Promissory Note between the Registrant and investors for an offering completed on February 28, 2020*
10.16	Amended and Restated Lead Investor Agreement, dated August 27, 2020, between the Registrant and Maestro Venture Partners, LLC
23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm*
23.2	Consent of K&L Gates LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
†	Indicates management compensatory plan, contract or arrangement.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, California, State of California, on this [●] day of [●].

Movano Inc.

Michael Leabman Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Michael Leabman and J. Cogan and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Dated:	/s/
Michael Leabman
Chief Executive Officer and Director
(Principal Executive Officer)

Dated:	/s/
J. Cogan
Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated:	/s/
Emily Wang Fairbairn, Director

Dated:	/s/
Rubén Caballero, Director

Dated:	/s/
Richard Altinger, Director

Dated:	/s/
Brian Cullinan, Director